PROSPECTUS SUPPLEMENT (To Prospectus dated January 31, 2006)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-131018
TRIAD FINANCIAL CORPORATION
$150,000,000
11.125% Senior Notes due 2013

Recent Developments
     We have attached to this prospectus supplement the Quarterly Report on Form 10-Q of Triad Financial Corporation for the period ended September 30, 2007. The attached information updates and supplements Triad Financial Corporation’s Prospectus dated January 31, 2006, the Prospectus Supplement dated April 3, 2006, the Prospectus Supplement dated May 12, 2006, the Prospectus Supplement dated August 14, 2006, the Prospectus Supplement dated November 13, 2006, the Prospectus Supplement dated March 29, 2007, the Prospectus Supplement dated May 14, 2007, the Prospectus Supplement dated June 12, 2007 and the Prospectus Supplement dated August 15, 2007.
     You should carefully consider the risk factors beginning on page 10 of the Prospectus before investing.
     Neither the SEC nor any state securities commission has approved the notes to be distributed, nor have any of these organizations determined that this prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

     This prospectus supplement, together with the prospectus, the prospectus supplement dated April 3, 2006, the prospectus supplement dated May 12, 2006, the prospectus supplement dated August 14, 2006, the prospectus supplement dated November 13, 2006, the prospectus supplement dated March 29, 2007, the prospectus supplement dated May 14, 2007, the prospectus supplement dated June 12, 2007 and the prospectus supplement dated August 15, 2007, is to be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions and by certain affiliated selling noteholders at negotiated prices related to prevailing market prices at the time of the sale. Goldman, Sachs & Co. may act as principal or agent in such transactions.
November 9, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark one)

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 333-126538

TRIAD FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

California (State of Incorporation)	33-0356705 (IRS Employer Identification No)

7711 Center Avenue, Suite 100 Huntington Beach, California (Address of principal executive offices)	92647 (Zip Code)
(714) 373-8300
(Registrant’s telephone number, including area code)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
     Indicate by check mark whether the registrant is large accelerated filer, an accelerated filer, or non-accelerated filer (as defined in Rule 12b-2 of the Act).
☐ Large accelerated filer      ☐ Accelerated filer       ☑ Non-accelerated filer
     Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No
     As of October 10, 2007, the registrant had 9,069 shares of common stock outstanding, all of which were owned by the registrant’s parent, Triad Holdings Inc.

TRIAD FINANCIAL CORPORATION
INDEX TO FORM 10-Q

ii

Forward-Looking Statements
     This quarterly report on Form 10-Q contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on the current beliefs of the company’s management as well as assumptions made by and information currently available to management. All statements other than statements of historical fact included in this quarterly report, including without limitation, statements under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding the Company’s financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. When used in this quarterly report, the words “anticipate,” “believe,” “estimate,” “expect” and “intend” and words or phrases of similar meaning, as they relate to the company or the management, are intended to identify forward-looking statements. Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from management’s expectations (“cautionary statements”) include, but are not limited to:
•	our ability to make payments of principal and interest on, or refinance, our substantial indebtedness;

•	our reliance on our warehouse facilities, residual facilities, securitization program and credit enhancement arrangements;

•	our ability to generate significant amounts of cash to service our debt and fund our operations;

•	loss of contractual servicing rights;

•	our exposure to the risk of increases in defaults and prepayments of contracts purchased and held by us prior to their securitization and the subsequent performance of receivables held in securitization trusts;

•	changes in the delinquency, default and loss rates on the receivables included in each securitization trust;

•	failure to implement our business strategy;

•	the high degree of risk associated with non-prime borrowers;

•	general economic conditions, including wholesale auction values and interest rates;

•	our ability to successfully compete in our industry; and

•	our ability to maintain the material licenses and permits required for our operations.
     Based upon changing conditions, if any one or more of these risks or uncertainties materialize, or if any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. We do not intend to update these forward-looking statements.

Part I. FINANCIAL INFORMATION
Item 1. FINANCIAL STATEMENTS
TRIAD FINANCIAL CORPORATION
Consolidated Balance Sheets

	September 30, 2007	December 31, 2006
	(Dollars in thousands)
	(Unaudited)
ASSETS
Cash and cash equivalents	$55,954	$60,367
Cash — restricted	285,336	274,059
Finance receivables held for investment, net	3,570,251	3,781,469
Retained interest in securitized assets, net	40,586	102,531
Accounts receivable, net	44,999	50,918
Fixed assets, net of accumulated depreciation of $20,932 in 2007 and $13,913 in 2006	14,803	19,294
Collateral held for resale, net	19,148	17,072
Capitalized financing costs, net of accumulated amortization of $20,377 in 2007 and $20,826 in 2006	11,094	15,031
Deferred tax asset, net	84,315	63,731
Goodwill	30,446	30,446
Other assets	3,483	3,617

Total assets	$4,160,415	$4,418,535

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities
Revolving credit facilities	$599,959	$529,131
Securitization notes payable	2,948,636	3,258,215
Senior notes payable	149,233	149,167
Taxes payable	5,310	3,499
Other liabilities	70,846	72,364

Total liabilities	3,773,984	4,012,376

Commitments and contingencies (Note 12)

Stockholder’s Equity
Preferred stock, no par value; authorized 3,000,000 shares; issued and outstanding none at September 30, 2007 and 1,500,000 shares at December 31, 2006	—	30,000
Common stock, no par value; authorized 9,069 shares; issued and outstanding 9,069 shares at September 30, 2007 and December 31, 2006	—	—
Additional paid in capital	345,000	345,000
Retained earnings	35,866	22,075
Accumulated other comprehensive income	5,565	9,084

Total stockholder’s equity	386,431	406,159

Total liabilities and stockholder’s equity	$4,160,415	$4,418,535

The accompanying notes are an integral part of these consolidated financial statements.

TRIAD FINANCIAL CORPORATION
Consolidated Statements of Operations

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
	(Dollars in thousands)
	(Unaudited)
Financing and other interest income	$155,264	$162,011	$474,968	$411,253
Interest expense	54,771	55,482	165,345	144,259

Net interest margin	100,493	106,529	309,623	266,994

Provision for credit losses	70,146	68,154	193,001	163,196

Net interest margin after provision for credit losses	30,347	38,375	116,622	103,798

Servicing income	1,754	4,782	6,802	18,063
Other income	573	(3,257)	9,169	13,041

Total other revenues	2,327	1,525	15,971	31,104

Operating expenses:
Compensation and employee benefits	21,487	20,744	65,144	59,430
Occupancy and equipment	4,081	3,705	12,130	11,423
Systems and data processing	3,333	3,655	9,961	10,433
Professional services	2,020	2,403	4,627	5,424
Telecommunications	954	811	2,772	2,425
Advertising	1,106	387	3,028	1,467
Other	3,700	4,173	10,225	13,157

Total operating expenses	36,681	35,878	107,887	103,759

Income (loss) before income taxes	(4,007)	4,022	24,706	31,143
Provision for income taxes	(1,538)	1,588	10,128	12,185

Net income (loss)	$(2,469)	$2,434	$14,578	$18,958

The accompanying notes are an integral part of these consolidated financial statements.

TRIAD FINANCIAL CORPORATION
Consolidated Statements of Cash Flows

	Nine Months Ended	Nine Months Ended
	September 30, 2007	September 30, 2006
	(Dollars in thousands)
	(Unaudited)
Cash flows from operating activities
Net income	$14,578	$18,958
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,171	16,157
Provision for credit losses	193,001	163,196
Deferred income tax benefit	(18,286)	(33,146)
Accretion of present value discount	(15,270)	(20,379)
Amortization of purchase premium	24,222	45,369
Loss on repurchase of receivables from gain on sale trusts	2,864	—
Changes in operating assets and liabilities
Accounts receivable	5,919	(13,575)
Other assets	(653)	1,884
Other liabilities	(1,259)	12,247
Current tax receivable/payable	1,811	(10,893)

Net cash provided by operating activities	228,098	179,818

Cash flows from investing activities
Distributions from gain on sale trusts	71,242	134,386
Repurchases from gain on sale trusts	(93,712)	(131,005)
Purchases of finance receivables held for investment	(1,054,897)	(2,223,083)
Collections on finance receivables held for investment	1,130,180	941,258
Change in restricted cash	(11,277)	(103,123)
Purchases of fixed assets	(2,788)	(8,545)

Net cash provided by (used in) investing activities	38,748	(1,390,112)

Cash flows from financing activities
Net change in warehouse credit facilities	127,828	287,127
Net change in residual credit facilities	(57,000)	4,000
Net change in due to Ford Motor Credit Company	—	(35,334)
Issuance of securitization notes	775,100	1,737,882
Payment on securitization notes	(1,084,679)	(800,254)
Capitalized finance costs	(2,508)	(5,644)
Issuance of preferred stock	—	30,000
Redemption of preferred stock	(30,000)	—

Net cash (used in) provided by financing activities	(271,259)	1,217,777

Net (decrease) increase in cash and cash equivalents	(4,413)	7,483

Cash and cash equivalents
Beginning of period	60,367	45,295

End of period	$55,954	$52,778

Non-cash Activity
Preferred Stock dividend declared	$788	$788

Supplemental Disclosure
Interest paid	$165,775	$139,679

Income taxes paid	$26,603	$56,220

The accompanying notes are an integral part of these consolidated financial statements.

Triad Financial Corporation
Notes to Consolidated Financial Statements
1. Organization and Nature of Business
     Triad Financial Corporation (the “Company”) was incorporated as a California corporation on May 19, 1989. The Company engages primarily in the business of purchasing and servicing automobile retail installment sales contracts (“Contracts”) originated by automobile dealers located throughout the United States. The Company also originates automobile loans directly to consumers. The Company specializes in providing financing to consumers with limited credit histories, modest incomes or those who have experienced prior credit difficulties, generally referred to as “non-prime” borrowers.
     From June 1999 through April 29, 2005, the Company was a wholly-owned subsidiary of Fairlane Credit, LLC, a wholly-owned subsidiary of Ford Motor Credit Company (“Ford Credit”).
     On April 29, 2005, a newly formed entity, Triad Holdings Inc. (“Triad Holdings”) and its wholly-owned subsidiary, Triad Acquisition Corp., acquired all of the outstanding capital stock of the Company from Fairlane Credit, LLC (the “Acquisition”). As part of the Acquisition, Triad Acquisition Corp. was merged with and into Triad Financial Corporation with the Company being the surviving corporation. Triad Holdings is beneficially owned by Hunter’s Glen/Ford Ltd. and affiliates of Goldman, Sachs & Co. and GTCR Golder Rauner, L.L.C.
     In accordance with the guidelines for accounting for business combinations, the purchase price paid by Triad Holdings, plus related purchase accounting adjustments, have been recorded in our consolidated financial statements for the period subsequent to April 29, 2005. This has resulted in a new basis of accounting reflecting the fair market value of our assets and liabilities for the successor period beginning April 30, 2005.
     As of the acquisition date, we recorded our assets and liabilities at their estimated fair values. The purchase price paid by Triad Holdings plus acquisition and closing costs, exceeded the fair value of net assets acquired, resulting in approximately $30.4 million of goodwill.
2. Accounting Policies
Basis of Presentation
     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, all of which are Delaware corporations, Triad Financial Special Purpose Corporation, Triad Financial Special Purpose LLC, Triad Financial Residual Special Purpose LLC, and Triad Financial Warehouse Special Purpose LLC (the “Subsidiaries”). Triad Financial Warehouse Special Purpose LLC includes its wholly-owned subsidiary, Triad Automobile Receivables Warehouse Trust, a Delaware trust.
     The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. In the opinion of management, these financial statements include all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of the results for interim periods. Results for interim periods should not be considered indicative of results for a full year.
     Certain reclassifications have been made to prior period amounts to conform to the current period presentation.
Cash Equivalents
     Investments in highly liquid securities with original maturities of 90 days or less are included in cash and cash equivalents.

Restricted Cash
     Cash pledged to support securitization transactions and warehouse loan facilities is deposited into restricted accounts and recorded on the Company’s consolidated balance sheets as restricted cash.
Finance Receivables
     Finance receivables are classified as held for investment and carried at amortized cost, net of an allowance for credit losses, as the Company has the ability and intent to hold these receivables until maturity. Financing income for finance receivables originated and purchased subsequent to the Acquisition is recognized using the interest method based on contractual cash flows. Premiums and discounts and origination costs are deferred and amortized as adjustments to financing income over the estimated life of the related receivables.
     In connection with the Acquisition, the carrying value of our predecessor finance receivables held for investment owned as of the Acquisition was adjusted to fair market value taking into account future expected credit losses and a required rate of return commensurate with the associated risk. The carrying value of our finance receivables repurchased from gain on sale trusts was recorded at fair market value upon repurchase, taking into account future expected credit losses and a required rate of return commensurate with the associated risk. Financing income on these receivables includes interest income recognized using the interest method based on contractual cash flows and taking into account expected prepayments and is net of premium amortization.
     The accrual of financing income is suspended on accounts when they are deemed impaired. Accounts are generally deemed impaired when they are 30 days past due. We generally recognize interest income on impaired contracts on a cash basis when received.
Sale of Receivables
     All securitization transactions executed by the Company subsequent to April 29, 2005 have been accounted for as secured financings in accordance with GAAP. These transaction structures allow the trust to enter into interest rate derivative contracts with respect to retained interests and also allow the servicer the discretion to sell charged-off finance receivable contracts. No charged-off receivables were sold in 2007 or 2006.
     Prior to April 30, 2005, finance receivables were sold in securitization transactions that were accounted for as sales of finance receivables in accordance with GAAP. These transaction structures involved the Company surrendering control over these assets by selling finance receivables to off-balance sheet securitization entities. The securitization entities issued interest-bearing securities collateralized by future collections on the sold receivables.
     Estimated gains or losses from the sale of finance receivables were recognized in the period in which the sale occurred. In determining the gain or loss on each qualifying sale of finance receivables, the investment in the sold receivables pool was allocated between the portions sold and the portions retained based on their relative fair values at the date of sale. The Company retained certain interests in the sold receivables. These retained interests included subordinated certificates, restricted cash and interest-only strips held for the benefit of securitization entities. These retained interests are classified as securities available for sale and are reported at fair value. If there is a decline in fair value and it is judged to be other than temporary, the individual security is written down to fair value and the amount of the write-down is included in earnings. If there is a change in fair value and it is judged to be temporary, the securities are recorded at fair value with unrealized gains and losses recorded, net of tax, as a separate component of accumulated other comprehensive income in stockholder’s equity. In securitization transactions accounted for as a sale of receivables, the Company retains the servicing rights and receives a servicing fee. Since the servicing fee adequately compensates us for retaining the servicing rights, no servicing asset or liability is recorded and the fee is recognized as collected over the remaining term of the related sold finance receivables.
Allowance for Credit Losses
     The allowance for credit losses is our estimate of incurred credit losses related to held for investment receivables as of the date of the financial statements. This allowance is based on such factors as historical credit loss trends, the credit quality of the portfolio, trends in projected used car values and general economic factors. Finance receivables are charged to the allowance for credit losses when an account is deemed to be uncollectible. This charge takes into account the estimated value of any collateral. Recoveries on finance receivables previously charged off as uncollectible are credited to the allowance for credit losses.
     Charge-offs on predecessor finance receivables held for investment and finance receivables repurchased from gain on sale trusts are charged against the Company’s probable future expected credit losses established as a component of the asset’s net carrying value.
Charge-Off Policy
     Our policy is to charge off owned receivables in the month in which the borrowers become 120 days contractually delinquent if we have not previously repossessed the related vehicle. If a vehicle has been repossessed, and the underlying contract is an owned receivable, we charge off the underlying receivable upon repossession, taking into account the estimated value of our collateral, with a reconciliation upon liquidation. For sold receivables, the debt is charged off upon liquidation of the collateral. The net charge-off represents the difference between the actual net sales proceeds and the amount of the delinquent contract, including accrued interest, on our owned receivables. Accrual of finance charge income is suspended on accounts that are more than 30 days contractually delinquent.
Derivative Financial Instruments
     In accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, our interest rate swap agreements outstanding are recognized on our consolidated balance sheet at fair value with changes in the value recorded in earnings as a component of other income. Fair value is calculated using current market rates for similar instruments with the same remaining maturities.
Fixed Assets
     Fixed assets are carried at cost less accumulated depreciation. Fixed assets owned as of the acquisition date were adjusted to fair market value and are being depreciated over their remaining useful lives.
     Depreciation is calculated principally on the straight-line method over their remaining useful lives of the assets as follows:

Equipment	3-5 years
Software	3-5 years
Furniture and fixtures	5 years
     Depreciation expense totaled $2.3 million and $1.9 million for the three months ended September 30, 2007 and 2006, respectively. Depreciation expense was $7.0 million and $6.0 million for the nine months ended September 30, 2007 and 2006, respectively.
     Leasehold improvements are stated at cost and depreciated over the useful lives of the improvements or term of the lease, whichever is less.
     Upon sale or retirement, the cost of assets and related accumulated depreciation is eliminated from the respective accounts, and the resulting gain or loss is included in operations. Repairs and maintenance expenses are charged to operations as incurred.
Goodwill
     In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, the Company reviews its goodwill for impairment annually and when events or changes in circumstances indicate the carrying amount may not be recoverable. Management evaluates the recoverability of goodwill by comparing the carrying value of the Company’s only reporting unit to its fair value.

Income Taxes
     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”, resulting in two components of income tax expense; current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled.
     Effective January 1, 2007, the Company accounts for uncertainty in income taxes recognized in the financial statements in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 requires that a more likely than not threshold be met before the benefit of a tax position may be recognized in the financial statements and prescribes how such benefit should be measured. It also provides guidance on derecognition, measurement, classification, interest and penalties, interim accounting periods, disclosure and transition. FIN 48 requires that the new standard be applied to the balances of the assets and liabilities as of the beginning of the period of adoption and that any corresponding adjustment be made to the opening balance of retained earnings. The Company’s adoption of FIN 48 is further described in Note 11.
Stock-Based Compensation
     Effective July 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”, revised 2004, (“SFAS 123R”) prospectively for all awards granted, modified or settled after June 30, 2005. The Company adopted the standard by using the modified prospective method which is one of the adoption methods provided in the statement. SFAS 123R, which revised Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”, requires that the cost resulting from all share-based payment transactions be measured at fair value and recognized in the financial statements. Additionally, on July 1, 2005, the Company adopted Staff Accounting Bulletin No. 107 “Share-Based Payment”, which the SEC issued in March 2005 to provide its view on the valuation of share-based payment arrangements for public companies.
Use of Estimates
     The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates. The primary estimates inherent within these financial statements include the market value adjustments recorded in connection with purchase accounting, the allowance for credit losses and the fair value of retained interests in securitized assets.

3. Finance Receivables
     Finance receivables at September 30, 2007 and December 31, 2006 are summarized as follows:

	2007	2006
	(Dollars in thousands)
Finance receivables held for investment	$3,158,667	$3,045,938
Premiums and discounts, net	(4,208)	(7,699)
Deferred costs, net	25,580	26,325

Finance receivables held for investment, gross	3,180,039	3,064,564
Allowance for credit losses	(222,527)	(195,000)

Finance receivables held for investment, net	2,957,512	2,869,564

Predecessor finance receivables held for investment, net	551,358	849,246
Finance receivables repurchased from gain on sale trusts, net	61,381	62,659

Finance receivables, net	$3,570,251	$3,781,469

     The aggregate unpaid principal balances of all owned finance receivables more than 60 days past due were $138.1 million at September 30, 2007 and $97.3 million at December 31, 2006.
     The activity in the predecessor finance receivables held for investment for the periods indicated is summarized as follows:

	Contractual	Nonaccretable	Expected	Accretable	Carrying
	Payments	Discount	Payments	Discount	Value
	(Dollars in thousands)
Balance, December 31, 2006	$1,246,836	$(253,238)	$993,598	$(144,352)	$849,246
Interest income	(89,280)	—	(89,280)	67,473	(21,807)
Principal collections	(276,081)	—	(276,081)	—	(276,081)
Charge-offs, net of sales proceeds and recoveries	(40,247)	40,247	—	—	—
Reclassifications	—	1,838	1,838	(1,838)	—
Change in cash flows	(48,519)	48,519	—	—	—

Balance, September 30, 2007	$792,709	$(162,634)	$630,075	$(78,717)	$551,358

	Contractual	Nonaccretable	Expected	Accretable	Carrying
	Payments	Discount	Payments	Discount	Value
	(Dollars in thousands)
Balance, December 31, 2005	$2,220,192	$(524,710)	$1,695,482	$(227,072)	$1,468,410
Interest income	(154,717)	—	(154,717)	111,395	(43,322)
Principal collections	(456,874)	—	(456,874)	—	(456,874)
Charge-offs, net of sales proceeds and recoveries	(55,773)	55,773	—	—	—
Reclassifications	—	57,278	57,278	(57,278)	—
Change in cash flows	(118,215)	118,215	—	—	—

Balance, September 30, 2006	$1,434,613	$(293,444)	$1,141,169	$(172,955)	$968,214

     The activity in the finance receivables repurchased from gain on sale trusts for the periods indicated is summarized as follows:

	Contractual	Nonaccretable	Expected	Accretable	Carrying
	Payments	Discount	Payments	Discount	Value
	(Dollars in thousands)
Balance, December 31, 2006	$70,453	$(4,137)	$66,316	$(3,657)	$62,659
Finance receivables repurchased	103,295	(8,011)	95,284	(5,795)	89,489
Interest income	(12,776)	—	(12,776)	10,362	(2,414)
Principal collections	(88,353)	—	(88,353)	—	(88,353)
Charge-offs, net of sales proceeds and recoveries	(3,878)	3,878	—	—	—
Reclassifications	—	5,172	5,172	(5,172)	—
Change in cash flows	2,676	(2,676)	—	—	—

Balance, September 30, 2007	$71,417	$(5,774)	$65,643	$(4,262)	$61,381

	Contractual	Nonaccretable	Expected	Accretable	Carrying
	Payments	Discount	Payments	Discount	Value
	(Dollars in thousands)
Balance, December 31, 2005	$—	$—	$—	$—	$—
Finance receivables repurchased	145,203	(12,018)	133,185	(7,663)	125,522
Interest income	(6,434)	—	(6,434)	4,388	(2,046)
Principal collections	(39,426)	—	(39,426)	—	(39,426)
Charge-offs, net of sales proceeds and recoveries	(3,683)	3,683	—	—	—
Reclassifications	—	1,499	1,499	(1,499)	—
Change in cash flows	398	(398)	—	—	—

Balance, September 30, 2006	$96,058	$(7,234)	$88,824	$(4,774)	$84,050

     During the first nine months of 2007 and 2006, expected cash flows from predecessor finance receivables held for investment and receivables repurchased from gain on sale trusts were reevaluated and determined to be greater than originally expected. This resulted in a reclassification of cash flows from nonaccretable discount to accretable discount. This also resulted in a higher net yield being recognized on these receivables, which is expected to continue in future periods.
4. Allowance For Credit Losses
     The changes in the allowance for credit losses for the periods indicated are summarized as follows:

	Three Months Ended	Three Months Ended
	September 30,	September 30,
	2007	2006
	(Dollars in thousands)
Balance, beginning of period	$219,501	$119,623
Provision for credit losses	70,146	68,154
Charge-offs, net of sales proceeds	(73,566)	(38,509)
Recoveries	6,446	1,268

Balance, end of period	$222,527	$150,536

	Nine Months Ended	Nine Months Ended
	September 30,	September 30,
	2007	2006
	(Dollars in thousands)
Balance, beginning of period	$195,000	$51,259
Provision for credit losses	193,001	163,196
Charge-offs, net of sales proceeds	(183,412)	(66,382)
Recoveries	17,938	2,463

Balance, end of period	$222,527	$150,536

     The allowance for credit losses is maintained at a level adequate to cover incurred credit losses related to receivables originated subsequent to April 29, 2005 and classified as held for investment as of the date of the financial statements, taking into account the credit quality of the portfolio, historical credit loss trends, trends in projected used car values and general economic factors.
     The carrying value of predecessor finance receivables held for investment was adjusted to fair market value taking into account future expected credit losses and a required rate of return commensurate with the associated risk.
5. Sales of Receivables
Servicing Portfolio
     The Company retains servicing rights for receivables sold in securitization transactions meeting the criteria for sales of receivables. The activity in the servicing portfolio for the periods indicated are summarized as follows:

	Three Months	Three Months
	Ended	Ended
	September 30,	September 30,
	2007	2006
	(Dollars in thousands)
Balance, beginning of period	$269,908	$778,782
Called receivables	—	(85,373)
Collections and charge-offs	(47,034)	(117,192)

Balance, end of period	$222,874	$576,217

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2007	2006
	(Dollars in thousands)
Balance, beginning of period	$484,818	$1,130,352
Called receivables	(93,712)	(131,005)
Collections and charge-offs	(168,232)	(423,130)

Balance, end of period	$222,874	$576,217

     The aggregate unpaid principal balances of sold finance receivables more than 60 days past due were $10.7 million at September 30, 2007 and $18.0 million at December 31, 2006. Credit losses, net of recoveries, totaled $4.9 and $15.5 million for the three and nine months ended September 30, 2007, respectively, as compared to $14.1 million and $42.4 million for the three and nine months ended September 30, 2006, respectively.

Retained Interest in Securitized Assets
     The components of the retained interest in securitized assets, carried at fair value, at September 30, 2007 and December 31, 2006 are summarized as follows:

	2007	2006
	(Dollars in thousands)
Restricted cash held for the benefit of securitizations	$35,225	$57,751
Overcollaterization receivable	28,974	63,026
Interest-only	1,424	2,257

Retained interest in securitized assets, gross	65,623	123,034

Payable to Ford Credit	(25,037)	(20,503)

Retained interest in securitized assets, net	$40,586	$102,531

     The Company’s retained interests in securitization transactions includes the value associated with future cash flows generated from overcollateralization and any excess spread amounts. Overcollateralization receivable represents the difference between securitized receivables outstanding and notes outstanding.
     Retained interests in securitized assets are recorded at fair value. The fair value of retained interests is determined based on calculating the present value of the projected cash flows to be received using management’s best estimates of key assumptions, including discount rate, prepayment rate and credit losses.
     Retained interests in securitized assets are net of an estimated amount owed to Ford Credit pursuant to a contractual agreement entered into with Ford Credit at the closing of the Acquisition. We believe the present value of the payments that will be due to Ford Credit pursuant to the agreement are approximately $25.0 million. The exact amount of the payments will not be known until the last of five securitizations entered into by the Company prior to the Acquisition are called. The Company anticipates that these payments will begin during the fourth quarter of 2007 and will continue through the second quarter of 2008 when the last of the five securitizations is expected to be called. The exact amount of the financial payments to Ford Credit will be dependent upon, among other things, the performance of the contracts and loans in the respective pools and the net collections ultimately received on those loans.
     Accrued servicing fees due from the securitization trusts are included in accounts receivable in our consolidated balance sheets. The amount of accounts receivable representing receivables from securitization trusts totaled $8.2 million at September 30, 2007 and $9.7 million at December 31, 2006.

     The activity in the retained interest in securitized assets for the periods indicated is summarized as follows:

				Retained		Retained
				Interest in		Interest in
	Restricted	Over-	Interest-	Securitized	Payable to	Securitized
	Cash	Collateralization	Only	Assets, Gross	Ford Credit	Assets, Net
	(Dollars in thousands)
Balance, December 31, 2006	$57,751	$63,026	$2,257	$123,034	$(20,503)	$102,531
Distributions	(22,526)	(21,091)	(5,442)	(49,059)	—	(49,059)
Residual interest income	—	—	6,795	6,795	(583)	6,212
Unrealized gains (losses)	—	—	(2,108)	(2,108)	(433)	(2,541)

Balance, March 31, 2007	$35,225	$41,935	$1,502	$78,662	$(21,519)	$57,143

Distributions	—	(6,847)	(6,009)	(12,856)	—	(12,856)
Residual interest income	—	—	5,056	5,056	(872)	4,184
Unrealized gains (losses)	—	—	197	197	(1,123)	(926)

Balance, June 30, 2007	$35,225	$35,088	$746	$71,059	$(23,514)	$47,545

Distributions	—	(6,114)	(3,213)	(9,327)	—	(9,327)
Residual interest income	—	—	5,827	5,827	(953)	4,874
Unrealized gains (losses)	—	—	(1,936)	(1,936)	(570)	(2,506)

Balance, September 30, 2007	$35,225	$28,974	$1,424	$65,623	$(25,037)	$40,586

				Retained		Retained
				Interest in		Interest in
	Restricted	Over-	Interest-	Securitized	Payable to	Securitized
	Cash	Collateralization	Only	Assets, Gross	Ford Credit	Assets, Net
	(Dollars in thousands)
Balance, December 31, 2005	$80,298	$150,283	$(7,556)	$223,025	$(6,073)	$216,952
Distributions	(9,360)	(32,121)	(10,151)	(51,632)	—	(51,632)
Residual interest income	—	—	8,295	8,295	(124)	8,171
Unrealized gains (losses)	—	—	3,021	3,021	(1,745)	1,276

Balance, March 31, 2006	$70,938	$118,162	$(6,391)	$182,709	$(7,942)	$174,767

Distributions	—	(17,853)	(16,798)	(34,651)	—	(34,651)
Residual interest income	—	—	6,571	6,571	(322)	6,249
Unrealized gains (losses)	—	—	24,081	24,081	(11,862)	12,219

Balance, June 30, 2006	$70,938	$100,309	$7,463	$178,710	$(20,126)	$158,584

Distributions	(13,187)	(25,401)	(9,591)	(48,179)	—	(48,179)
Residual interest income	—	—	6,611	6,611	(651)	5,960
Realized losses	—	—	152	152	(76)	76
Unrealized gains (losses)	—	—	(2,830)	(2,830)	1,220	(1,610)

Balance, September 30, 2006	$57,751	$74,908	$1,805	$134,464	$(19,633)	$114,831

     At September 30, 2007, the key assumptions utilized in determining fair value of our retained interest in securitized assets include a discount rate of 16%, an ABS rate, which represents the average monthly total reduction of principal, of 1.35 to 1.40 and an expected cumulative lifetime loss of 10.5% to 11.3%.
     The Company has not presented the expected weighted average life assumption used in determining the gain on sale and in measuring the fair value of retained interest in securitized assets due to the stability of this attribute over time. A significant portion of the Company’s prepayment experience relates to defaults that are considered in the cumulative lifetime loss assumption. The Company’s voluntary prepayment experience on its gain on sale receivables portfolio typically has not fluctuated significantly with changes in market interest rates or other economic or market factors.

6. Revolving Credit Facilities
     Amounts outstanding under our warehouse and residual loan facilities at September 30, 2007 and December 31, 2006 are summarized as follows:

	2007	2006
	(Dollars in thousands)
Warehouse loan facilities	$561,959	$434,131
Residual loan facilities	38,000	95,000

Total revolving credit facilities	$599,959	$529,131

     Facility amount advances outstanding and collateral pledged under our warehouse and residual loan facilities at September 30, 2007 are summarized as follows:

	Facility	Collateral	Advances
	Amount	Pledged	Outstanding
	(Dollars in thousands)
Warehouse loan facility, due April 2009	$625,000	$325,599	$291,709
Residual loan facility, due April 2009	125,000	196,383	19,000
Warehouse loan facility, due October 2007(a)	625,000	302,777	270,250
Residual loan facility, due October 2007(a)	125,000	196,383	19,000

			$599,959

(a)	Warehouse and residual loan facilities provided by Goldman Sachs Mortgage Company, an affiliate of one of our equity investors.
     Our warehouse loan facilities each provide for borrowings up to $750.0 million less amounts drawn on each of our corresponding residual facilities. Our residual loan facilities each provide for borrowings up to $125.0 million. Each of our warehouse and residual loan facilities bear interest at a floating rate. At September 30, 2007, the interest rate on our two warehouse loan facilities was 5.57% and the interest rate on our two residual loan facilities was 7.62%.
     The Company’s warehouse and residual loan facilities with Goldman Sachs Mortgage Company, due October 2007, were paid off on October 26, 2007. The funds necessary to pay off these facilities were obtained through the transfer of collateral to, and simultaneous additional advance on the Company’s other warehouse and residual facilities, due April 2009.
     Under the terms of our revolving credit facilities, the Company transfers eligible collateral, including finance receivables and retained interests in securitized assets, to special purpose finance subsidiaries of the Company. These subsidiaries pledge collateral to secure advances under the facilities, pursuant to advance formulas and available credit. These subsidiaries then forward funds to the Company in consideration for the transfer of eligible collateral. While these subsidiaries are included in the Company’s consolidated financial statements, these subsidiaries are separate legal entities and the collateral and other assets held by these subsidiaries are legally owned by these subsidiaries and are not available to creditors of the Company or its other subsidiaries.
     The Company’s warehouse and residual loan facility agreements also contain various covenants requiring minimum financial ratios, asset quality and portfolio performance ratios, including net loss, delinquency and repossession ratios. Failure to meet any of these covenants could result in an event of default under these agreements. If an event of default occurs under these agreements, the lenders could elect to declare all amounts outstanding under these agreements to be immediately due and payable, enforce their interest against collateral pledged under these agreements or restrict the Company’s ability to obtain additional borrowings under these agreements. As of September 30, 2007, the Company was in compliance with all covenants under its warehouse and residual loan facility agreements.

     Capitalized financing costs with an unamortized balance of $0.3 million at September 30, 2007 are being amortized over the contractual terms of the warehouse and residual loan facilities. These capitalized financing costs consist primarily of unamortized fees paid to Goldman Sachs Mortgage Company, an affiliate of one of our equity investors. Interest expense for the three and nine months ended September 30, 2007 includes $3.4 million and $11.5 million, respectively, of expense incurred to Goldman Sachs Mortgage Company. Interest expense for the three and nine months ended September 30, 2006 includes $7.3 million and $14.6 million, respectively, of expense incurred to Goldman Sachs Mortgage Company.
7. Securitization Notes Payable
     Securitization notes payable represent debt issued by the Company in securitization transactions accounted for as secured financings. Securitization notes payable outstanding at September 30, 2007 are summarized as follows:

		Original
		Weighted	Collateral	Note
	Original	Average	Pledged	Balance
	Note	Interest	at	at
Transaction	Amount	Rate	September 30, 2007	September 30, 2007
(Dollars in thousands)
2005-A, due June 12, 2012(a)	$1,104,000	4.09%	$370,475	$343,289
2005-B, due April 12, 2013(a)	$905,303	4.32%	$337,476	$312,111
2006-A, due April 12, 2013(a)	$822,500	4.88%	$427,008	$389,106
2006-B, due November 12, 2012(a)	$915,500	5.50%	$558,843	$511,127
2006-C, due May 13, 2013(a)	$1,092,200	5.37%	$793,084	$725,506
2007-A, due February 12, 2014(a)	$775,110	5.34%	$735,849	$667,497

				$2,948,636

(a)	Maturity date represents final legal maturity of securitization notes payable. Securitization notes payable are expected to be paid based on amortization of the finance receivables pledged to the Trusts.
     Under the terms of our securitization transactions, the Company transfers finance receivables to special purpose finance subsidiaries of the Company. While these subsidiaries are included in the Company’s consolidated financial statements, these subsidiaries are separate legal entities and the collateral and other assets held by these subsidiaries are legally owned by these subsidiaries and are not available to creditors of the Company or its other subsidiaries.
     Capitalized financing costs with an unamortized balance of $6.6 million at September 30, 2007 are being amortized over the expected term of the securitization transactions. Capitalized financing costs include $1.8 million in remaining unamortized underwriting fees paid to Goldman, Sachs & Co., an affiliate of one of our equity investors.
     All of the Company’s securitization transactions are covered by financial guaranty insurance policies, which agreements provide that if certain portfolio performance ratios (delinquency or cumulative net loss triggers) in a Trust’s pool of receivables exceeded certain targets, the specified credit enhancement levels would be increased by increasing the required spread account level.
     Agreements with the Company’s guarantee insurance providers contain additional specified targeted portfolio performance ratios. If, at any measurement date, the targeted portfolio performance ratios with respect to any insured Trust were to exceed these additional levels, provisions of the agreements permit the Company’s guaranty insurance providers to terminate the Company’s servicing rights to the receivables sold to that Trust. These financial guaranty insurance policies also contain minimum financial ratio requirements. As of September 30, 2007, the Company was in compliance with its agreements with its guarantee insurance providers.

8. Senior Notes Payable
     On April 29, 2005, Triad Acquisition Corp. issued $150.0 million of Senior Notes in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act, to certain accredited investors pursuant to Rule 501 under the Securities Act, and to non-U.S. persons in reliance on Regulation S under the Securities Act. The Notes also included a registration rights agreement requiring the Company to file a registration statement under the Securities Act and to consummate an exchange offer after the effective date of the registration statement. The exchange offer was consummated on January 9, 2006. In connection with the Acquisition, Triad Acquisition Corp. was merged with and into Triad Financial Corporation.
     The Notes have a stated coupon of 11.125% and were issued at a discount to yield 11.25%. The Notes mature on May 1, 2013 but can be redeemed, in whole or in part, on or after May 1, 2010, at specified redemption prices, and on or after May 1, 2012, at par value.
     Capitalized financing costs with an unamortized balance of $4.2 million at September 30, 2007 are being amortized over the contractual term of the notes. Capitalized financing costs include $2.9 million in remaining unamortized fees paid to Goldman, Sachs & Co., an affiliate of one of our equity investors.
9. Preferred Stock
     On June 30, 2006, the Company sold 1,500,000 shares of Non-Voting Preferred Stock to Triad Holdings for an aggregate purchase price of $30,000,000 in cash. No underwriting discounts or commissions were paid. The Non-Voting Preferred Stock was issued without registration under the Securities Act in reliance on Section 4(2) of the Securities Act based on Triad Holdings investment intent, financial and business matters sophistication and other typical investment representations. These shares are restricted securities and may not be resold unless registered under the Securities Act or exempted from the registration requirements thereof. The shares of Non-Voting Preferred Stock are not convertible or exchangeable into the Company’s Common Stock. The shares of Non-Voting Preferred Stock are not redeemable at the option of any holder of Non-Voting Preferred Stock. To the extent declared by the board of directors of the Company, quarterly dividends are payable at an annual rate of 10.5%. Triad Holdings pledged its Non-Voting Preferred Stock of Triad Financial Corporation to secure its loan with Citigroup Global Markets Realty Corp. The Non-Voting Preferred Stock was redeemed at par on April 27, 2007.
     For the nine months ended September 30, 2007, the Company declared and settled through intercompany transactions dividends of $787,500 based on an annual rate of 10.5% to Triad Holdings.
10. Derivative Financial Instruments
     At September 30, 2007, the Company had interest rate swap agreements with external third parties with underlying notional amounts of $710.8 million. These agreements were valued at a loss of $4.0 million at September 30, 2007. This amount, net of margin calls of $3.9 million through September 30, 2007 is included in other assets. Other income for the three and nine months ended September 30, 2007 included $4.3 million and $4.1 million, respectively, in losses on our interest rate swap agreements. Other income for the three and nine months ended September 30, 2006 included $8.1 million and $2.5 million, respectively in losses on our interest rate swap agreements. Goldman, Sachs & Co., an affiliate of one of our equity investors, was the counterparty to all of the Company’s interest rate swap agreements.
11. Income Taxes
     On January 1, 2007, the Company adopted the provisions of FIN 48. Upon adoption of FIN 48, the Company identified certain tax positions for which deductibility is highly certain, but for which there is uncertainty as to the timing of such deductibility. As a result, the Company reclassified approximately $3.4 million of tax benefit from its deferred tax liability to its FIN 48 current tax liability. There were no material changes to the amount of the Company’s FIN 48 current tax liability during the three or nine months ended September 30, 2007. This amount, if recognized, would have no impact on the Company’s effective tax rate.

     The Company’s policy is to recognize interest and/or penalties related to income tax matters as a component of income tax expense. At September 30, 2007, the Company had accrued $650,000 for the potential payment of interest in accordance with FIN 48.
     The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. All tax periods subsequent to the Acquisition are open to examination by the Internal Revenue Service and the states to which we are subject to tax.
12. Commitments and Contingencies
     Various legal actions, governmental proceedings and other claims are pending or may be instituted or asserted in the future against the Company and its subsidiaries. As a consumer finance company, the Company is subject to various consumer claims and litigation seeking damages and statutory penalties, based upon, among other things, usury, disclosure inaccuracies, wrongful repossession, violations of bankruptcy stay provisions, certificate of title disputes, fraud, breach of contract and discriminatory treatment of credit applicants. Some litigation against the Company could take the form of class action complaints by consumers. As the assignee of finance contracts originated by dealers, the Company may also be named as a co-defendant in lawsuits filed by consumers principally against dealers. The damages and penalties claimed by consumers in these types of matters can be substantial. The relief requested by the plaintiffs varies but can include requests for compensatory, statutory and punitive damages.
     Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance and it is reasonably possible that some of the foregoing matters could be decided unfavorably to the Company or the subsidiary involved. Although the amount of liability at September 30, 2007 with respect to these matters cannot be ascertained, the Company believes that any resulting liability should not materially affect the consolidated financial position, results of operations or cash flows of the Company and its subsidiaries.
     Under the management agreement among the Company, Triad Holdings LLC (98.9% owner of Triad Holdings), Triad Holdings and Hunter’s Glen/Ford Ltd., the parties engaged Hunter’s Glen/Ford as a financial and management consultant. During the term of the engagement, Hunter’s Glen/Ford will provide Gerald J. Ford to serve as the chief executive officer of Triad LLC and executive chairman of the Company as specified in the agreement and will provide Carl B. Webb and J. Randy Staff, or similarly qualified individuals, to furnish a portion of the services required by the management agreement. The Company agreed to pay Hunter’s Glen/Ford Ltd a management fee of $1.5 million per annum for the services described above.
     During the third quarter of 2007, the Company entered into a consulting agreement with Carl B. Webb. Under the terms of the agreement, Mr. Webb will provide consulting services to the Company in return for a fee of $250,000 per annum.
     In July 2007, the Company announced that it would be transitioning certain functions from its Huntington Beach, California facility to its North Richland Hills, Texas facility. These functions include loss recovery, remarketing, risk management, human resources and corporate legal. The Company also announced that it would be designating North Richland Hills, Texas as its corporate headquarters. This transition is expected to be substantially completed by the end of 2007. During the third quarter of 2007, the Company took charges totaling $1.7 million related to the transition, of which $1.0 million was accrued at September 30, 2007. The Company expects to take additional charges totaling approximately $5.8 million during the fourth quarter of 2007 related to this transition.
     The Company’s operations are conducted from leased facilities under noncancellable lease agreements accounted for as operating leases. The Company also leases certain equipment. Rental expense charged to operations totaled $1.0 million and $3.1 million for the three and nine months ended September 30, 2007, respectively. Rental expense charged to operations totaled $1.0 million and $3.1 million for the three and nine months ended September 30, 2006, respectively.

     Future minimum rental commitments under all noncancellable leases at September 30, 2007 are summarized as follows:

(Dollars in thousands)
Year ending December 31,
2007	$1,003
2008	$3,342
2009	$3,281
2010	$3,353
2011	$2,535
2012 and thereafter	$2,173
     13. Comprehensive Income
     Comprehensive income for the period indicated is summarized as follows:

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2007	2006
	(Dollars in thousands)
Net income	$14,578	$18,958
Other comprehensive income (loss), net
Unrealized holding gains on available for sale securities (net of tax of $902 and $4,893)	1,380	7,494
Net unrealized holding gains reclassified into earnings (net of tax of $3,199, and $198)	(4,899)	(303)

Total other comprehensive income (loss), net	(3,519)	7,191

Comprehensive income	$11,059	$26,149

     The changes in accumulated other comprehensive income for the nine months ended September 30, 2007 and 2006 are summarized as follows:

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2007	2006
	(Dollars in thousands)
Balance, beginning of period	$9,084	$1,849
Current period change	(3,519)	7,191

Balance, end of period	$5,565	$9,040

14. Stock-Based Compensation
     Following the closing of the Acquisition, Triad Holdings adopted a stock plan under which employees, officers, directors and consultants of the Company could be granted options to purchase shares of Triad Holdings’ common stock. The maximum number of shares available for grant is equal to approximately 8% of the fully diluted shares of Triad Holdings. The stock options vest annually, generally at the rate of 20% per year, provided the grantees continue to provide services to the Company. All options not exercised expire ten years after the date of grant.
     Because the Company is considered to be nonpublic under SFAS 123R, the Company elected to use the formula value (book value) method to calculate compensation expense, in which the Company remeasures its liability each period. The awards are liability-classified based on a repurchase feature of the option agreements. The Company has elected to use a straight-line vesting attribution method for awards granted upon its adoption of SFAS 123R.

     The Company recorded compensation expense of $0.3 million and $2.2 million for stock-based employee compensation for the three and nine months ended September 30, 2007, respectively. Compensation expense for the nine months ended September 30, 2007, included a $1.6 million payment to a former chief executive officer for the repurchase of his option shares vested as of his July 2005 termination date. Compensation expense was $0.8 million during the three and nine months ended September 30, 2006. The Company granted 112,000 and 324,000 options during the three and nine months ended September 30, 2007, respectively. The Company granted 1.0 million options during the nine months ended September 30, 2006. No options were granted during the three months ended September 30, 2006. Since the inception of the plan, no options have been exercised.
     A summary of stock option activity under the Company’s stock option plan for the periods indicated is summarized as follows:

		Weighted-
		Average
		Exercise
	Shares	Price
	(Amounts in thousands except
	weighted-average
	exercise price )
Outstanding at June 30, 2007	2,975	$7.63
Granted	112	8.46
Canceled	(142)	7.54
Forfeited	(114)	7.57

Outstanding at September 30, 2007	2,831	$7.67

Outstanding at December 31, 2006	2,988	$7.58
Granted	324	8.36
Canceled	(217)	7.54
Forfeited	(264)	7.58

Outstanding at September 30, 2007	2,831	$7.67

Exercisable at September 30, 2007	1,398	$7.60

Weighted-average remaining contractual life in years		8.27

Outstanding at June 30, 2006	3,000	$7.58
Granted	—	—
Canceled	—	—
Forfeited	—	—

Outstanding at September 30, 2006	3,000	$7.58

Outstanding at December 31, 2005	2,000	$7.50
Granted	1,000	7.73
Canceled	—	—
Forfeited	—	—

Outstanding at September 30, 2006	3,000	$7.58

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     From June 1999 through April 29, 2005, the Company was a wholly owned subsidiary of Fairlane Credit, LLC, a wholly-owned subsidiary of Ford Motor Credit Company, or “Ford Credit”. On April 29, 2005, a newly formed entity, Triad Holdings Inc. and its wholly-owned subsidiary, Triad Acquisition Corp., acquired all of the outstanding capital stock of the Company from Fairlane Credit, LLC, or the “Acquisition”. As part of the Acquisition, Triad Acquisition Corp. was merged with and into Triad Financial Corporation with the Company being the surviving corporation.
     In accordance with the guidelines for accounting for business combinations, the purchase price paid by Triad Holdings Inc. plus related purchase accounting adjustments have been pushed-down and recorded in our financial statements for the period subsequent to April 29, 2005. This has resulted in a new basis of accounting reflecting the fair market value of our assets and liabilities for the successor period beginning April 30, 2005.
     The statements in the discussion and analysis regarding our expectations regarding the performance of our business, our liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties. Our actual results may differ materially from those contained in or implied by any of these forward-looking statements.
General
     Historically, we have generated earnings and cash flow primarily from the purchase, origination, retention, subsequent securitization and servicing of automobile installment contracts. We purchase auto finance contracts from franchised and select independent automobile dealerships and originate auto loans directly to consumers. As used in this document, “contracts” include retail installment contracts originated by dealers and purchased by us and note and security agreements evidencing loans made directly by us to consumers. To fund the purchase and origination of receivables, we rely upon warehouse and residual credit facilities. Prior to the Acquisition, we relied upon lines of credit, including advances from Ford Credit since we were acquired by a subsidiary of Ford Motor Company in June 1999. During the period from June 1999 through July 2002, we did not securitize any auto receivables and held all auto receivables in our portfolio. Since August 2002, we have completed eleven securitizations of auto receivables. Prior to our May 2005 securitization transaction, all of our securitizations were accounted for as sales in accordance with accounting principles generally accepted in the United States of America, or “GAAP”.
     We periodically sell receivables to securitization trusts, or “Trusts,” that, in turn, sell asset-backed securities to investors. For all securitizations accounted for as sales, we recognized a gain upon the sale of receivables to the Trusts, which represented the difference between the sale proceeds to us, net of transaction costs, and our net carrying value of the receivables, plus the present value of the estimated future excess cash flows to be received by us over the life of the securitization. Excess cash flows result from the difference between the interest received from the obligors on the receivables and the interest paid to investors in the asset-backed securities, net of credit losses and expenses. Excess cash flows from the Trusts are initially utilized to fund credit enhancement requirements in order to attain specific credit ratings for the asset-backed securities issued by the Trusts. Once predetermined credit enhancement requirements are reached and maintained, excess cash flows are distributed to us. In addition to excess cash flows, we earn monthly base servicing fee income of 2.25% per annum on the outstanding principal balance of receivables securitized, or “sold receivables,” and collect other fees such as late charges and extension fees as servicer for those Trusts.
     Beginning with our May 2005 securitization, we made a decision to alter the structure of our securitization transactions to no longer meet the criteria for sales of auto receivables, but instead to meet the criteria for on-balance sheet reporting. Accordingly, following a securitization accounted for as a secured financing, the receivables and the related securitization indebtedness will remain on our balance sheet. We recognize finance revenue and fee income on the receivables and interest expense on the securities issued in the securitization and record a provision for credit losses over the life of the securitization. The principal changes to our securitization structures that result in the differing accounting treatment include the right of the trust to enter into interest rate derivative contracts with respect to retained interests and also allows the servicer to sell charged-off finance receivable contracts. Provisions such as these preclude the use of sale treatment in accordance with Statement of Financial Accounting Standards, or “SFAS”, No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”.
Critical Accounting Policies and Use of Estimates
     Critical accounting policies and use of estimates are fully described in “Item 7. Management’s Discussion and Analysis of Financial Condition and Result of Operations” contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 and there have been no material changes.
Components of Revenues and Expenses
     Most of our revenues are generated from the purchase and origination of receivables, other interest income, and securitization and servicing of our automobile installment contracts. Our revenues include financing revenue, other interest income, income related to sales of receivables and other income. We earn financing revenue from contracts we purchase and originate. Other interest income includes: (1) residual interest income on the retained interest in securitized assets we retain from securitization transactions; and (2) income on our restricted cash accounts. Our servicing income includes: (1) the base servicing fee income we receive from the Trusts for servicing the receivables in those Trusts; and (2) the supplemental servicing fee income we receive from servicing the receivables in those Trusts. Our other income includes fees we collect on receivables, such as late charges, extension fees, proceeds from sales of gap insurance and extended service contracts, referral fees received from other lenders and payment convenience fees. Our other income also includes gains and losses on our interest rate swap agreements and gains and losses related to the repurchase of receivables from gain on sale trusts.
     Our costs and expenses consist of interest expense, operating expenses, provision for credit losses and provision for income taxes. Our interest expense is the amount of interest and fees we pay on borrowings used to finance our purchase and origination of receivables and working capital needs. Our operating expenses represent costs associated with operating our dealer and direct channels and servicing our receivables, including rent and occupancy expense, compensation expense and servicing costs. Our provision for credit losses represents the charge necessary to maintain our allowance for credit losses at a level considered adequate to cover probable credit losses on receivables that are held for investment and originated subsequent to April 29, 2005.
Results of Operations
Three Months Ended September 30, 2007 as Compared to Three Months Ended September 30, 2006
     Our net loss was $2.5 million for the three months ended September 30, 2007 as compared to net income of $2.4 million for the three months ended September 30, 2006. The decrease in net income was primarily due to lower net interest margin, higher provision for credit losses and higher operating expenses, partially offset by an increase in revenue from other sources. Our results included $4.3 million and $8.1 million in losses on interest rate swap agreements for the three months ended September 30, 2007 and 2006, respectively. Additionally, our results for the three months ended September 30, 2007 included $1.7 million in expenses related to the transition of certain functions to our North Richland Hills, Texas facility.
     Net Interest Margin
     Our revenues are primarily generated from the purchase, origination, retention, subsequent securitization and servicing of auto receivables. Our average owned finance receivables outstanding are summarized as follows:

	For the Three Months Ended
	September 30,
	2007	2006
	(Dollars in thousands)
Average owned finance receivables, carrying value	$3,809,512	$3,790,230

     Average owned finance receivables increased by 0.5% for the three months ended September 30, 2007 as compared to three months ended September 30, 2007. This increase was due to originations partially offset by repayments and charge-offs. We purchased and originated $381.8 million of auto contracts during the third quarter of 2007 as compared to $623.6 million during the three months ended September 30, 2006. This decrease in originations was primarily due to lower levels of originations in our dealer channel. In response to higher than expected losses on receivables originated during 2006, we modified our contract origination strategy to better manage our credit risk, which resulted in lower volume levels during the last quarter of 2006 and the first nine months of 2007.
     The average new contract size was $19,005 for the three months ended September 30, 2007 as compared to $18,639 for the three months ended September 30, 2006. The average annual percentage rate on contracts purchased and originated was 14.2% and 17.2% during the three months ended September 30, 2007 and 2006, respectively. This decrease was due to an increased concentration of contracts from our direct channel during 2007, which had a lower weighted-average coupon. Our yields were also impacted by the implementation of new proprietary scorecards for the direct channel during the first quarter of 2007, combined with new pricing strategies within the direct channel designed to attract customers with higher expected credit quality. Our proprietary scorecards are designed to enable us to tailor each contract’s pricing to a statistical assessment of the underlying credit risk. We created our credit scoring system from our consumer demographic and portfolio performance databases.
     Net interest margin on our owned finance receivables is summarized as follows:

	For the Three Months Ended
	September 30,
	2007	2006
	(Dollars in thousands)
Financing income	$146,925	$153,252
Other interest income	8,339	8,759
Interest expense	(54,771)	(55,482)

Net interest margin	$100,493	$106,529

Annualized financing income as a percentage of average owned finance receivables	15.4%	16.2%

     The 5.7% decrease in net interest margin for the three months ended September 30, 2007 as compared to the three months ended September 30, 2006 was due to a decrease in financing income and other interest income, partially offset by a decrease in interest expense.
     The decrease in financing income was primarily due to increased concentration of contracts from our direct channel during 2007, which had a lower weighted-average coupon. Effective April 30, 2005, we adjusted predecessor finance receivables held for investment to fair market value, taking into account future expected credit losses and a required rate of return commensurate with the associated risk in connection with the purchase transaction. Financing income was reduced by $6.6 million and $10.0 million of premium amortization for the three months ended September 30, 2007 and 2006, respectively, related to these receivables and receivables repurchased from gain on sale trusts. Excluding the premium amortization, our average yield on receivables for the three months ended September 30, 2007 and 2006 would have been 16.1% and 17.2%, respectively.
     During the first nine months of 2007 and 2006, expected cash flows from predecessor finance receivables held for investment and receivables repurchased from gain on sale trusts were reevaluated and determined to be greater than originally expected. This resulted in a reclassification of cash flows from nonaccretable discount to accretable discount. This also resulted in a higher net yield being recognized on these receivables, which is expected to continue in future periods.
     Other interest income decreased to $8.3 million for the three months ended September 30, 2007 as compared to $8.8 million for the three months ended September 30, 2006. This decrease was mainly due to a decrease in residual interest income caused by lower retained interest in securitized asset balances, partially offset by the realization of $3.1 million in previously unrealized gains on our retained interest in securitized assets, combined with an increase in interest income received on restricted cash accounts.

     The decrease in interest expense was due to lower average debt levels. Our effective cost of funds remained unchanged at 5.9% for the three months ended September 30, 2007 and 2006. Average debt outstanding was $3,734.4 million and $3,772.2 million for the three months ended September 30, 2007 and 2006, respectively.
Provision for Credit Losses
     Our provision for credit losses was $70.1 million for the three months ended September 30, 2007 as compared to $68.2 million for the three months ended September 30, 2006. Our provision for credit losses increased as a result of the increase in size of the portfolio of finance receivables originated subsequent to the Acquisition, an increase in the average age of the portfolio and higher net charge-offs, partially offset by lower net charge-offs on our recent direct channel originations with higher expected credit quality. The increase in net charge-offs is attributable to a number of factors including higher than expected losses on receivables originated during 2006, the impact of a larger percentage of those 2006 receivables reaching the age at which higher delinquencies and losses are more likely to occur and higher mandatory charge-offs.
Servicing Income
     Servicing income decreased to $1.8 million for the three months ended September 30, 2007 as compared to $4.8 million for the three months ended September 30, 2006. Servicing income represents servicing fees and late fees collected on sold receivables. The decrease in servicing income for the three months ended September 30, 2007 as compared to the three months ended September 30, 2006 was primarily attributable to the declining balance of our sold receivables.
     Other Income
     Other income is summarized as follows:

	For the Three Months Ended
	September 30,
	2007	2006
	(Dollars in thousands)
Customer fees	$4,585	$5,207
Losses on interest rate swap agreements	(4,295)	(8,092)
Other	283	(372)

Other income	$573	$(3,257)

     Our other income includes customer fees we collect on owned finance receivables, such as late charges and extension fees, proceeds from sales of gap insurance and extended service contracts, referral fees received from other lenders, payment convenience fees, gains and losses on our interest rate swap agreements and gains and losses related to the repurchase of receivables from gain on sale trusts. Customer fees decreased to $4.6 million for the three months ended September 30, 2007 as compared to $5.2 million for the three months ended September 30, 2006 primarily due to a decrease in late charges collected attributable to rising delinquencies. Our interest rate swap agreements are recognized on our consolidated balance sheet at fair value with changes in the value recorded in earnings as a component of other income.
Expenses
     Operating expenses were $36.7 million for the three months ended September 30, 2007 as compared to $35.9 million for the three months ended September 30, 2006. The $0.8 million increase in operating expenses for the three months ended September 30, 2007 as compared to 2006 was primarily due to $1.7 million in expenses related to the transition of certain functions to our North Richland Hills, Texas facility. Annualized operating expenses as a percentage of average total managed receivables were 3.6% for the three months ended September as compared to 3.3% for the three months ended September 30, 2006.

Income Taxes
     We recognized an income tax benefit of $1.5 million for the three months ended September 30, 2007 as compared to tax expense of $1.6 million for the three months ended September 30, 2006. Our effective income tax rate was (38.4%) and 39.5% for the three months ended September 30, 2007 and 2006, respectively. This decrease was due to the impact of permanent differences on our effective tax rate.
     Nine Months Ended September 30, 2007 as Compared to Nine Months Ended September 30, 2006
     Our net income was $14.6 million for the nine months ended September 30, 2007 as compared to $19.0 million for the nine months ended September 30, 2006. The decrease in net income was primarily due to a higher provision for credit losses, a decline in revenue from other sources and higher operating expenses partially offset by higher net interest margin. Our results included $4.1 million and $2.5 million in losses on interest swap agreements for the nine months ended September 30, 2007 and 2006, respectively. Additionally, our results for the nine months ended September 30, 2007 included $1.7 million in expenses related to the transition of certain functions to our North Richland Hills, Texas facility.
     Net Interest Margin
     Our average owned finance receivables outstanding are summarized as follows:

	For the Nine Months Ended
	September 30,
	2007	2006
	(Dollars in thousands)
Average owned finance receivables, carrying value	$3,874,214	$3,340,870

     Average owned finance receivables increased by 16.0% for the nine months ended September 30, 2007 as compared to 2006. This increase was primarily attributable to an increased level of loan originations during 2006. We purchased and originated $1,044.5 million of contracts during the first nine months of 2007 as compared to $2,211.8 million during the nine months ended September 30, 2006. This decrease in originations was due to lower levels of originations in our dealer channel. In response to higher than expected losses on receivables originated during 2006, we modified our contract origination strategy to better manage our credit risk, which resulted in lower volume levels during the last quarter of 2006 and the first nine months of 2007.
     The average new contract size was $18,823 for the nine months ended September 30, 2007 as compared to $18,643 for the nine months ended September 30, 2006. The average annual percentage rate on contracts purchased and originated was 14.5% and 17.3% during the nine months ended September 30, 2007 and 2006, respectively. This decrease was due to an increased concentration of contracts from our direct channel during 2007, which had a lower weighted-average coupon. Our yields were also impacted by the implementation of new proprietary scorecards for the direct channel during the first quarter of 2007, combined with new pricing strategies within the direct channel designed to attract customers with higher expected credit quality.
     Net interest margin on our owned finance receivables is summarized as follows:

	For the Nine Months Ended
	September 30,
	2007	2006
	(Dollars in thousands)
Financing income	$449,729	$384,054
Other interest income	25,239	27,199
Interest expense	(165,345)	(144,259)

Net interest margin	$309,623	$266,994

Annualized financing income as a percentage of average owned finance receivables	15.5%	15.3%

     The 16.0% increase in net interest margin for the nine months ended September 30, 2007 as compared to 2006 was due to an increase in financing income, partially offset by an increase in interest expense and a decrease in other interest income.
     The increase in financing income was due to both an increase in our average owned receivables and an increase in our average yield on receivables. The increase in our average yield on receivables to 15.5% for the nine months ended September 30, 2007 from 15.3% in for the nine months ended September 30, 2006 was primarily due to a lower level of premium amortization for the nine months ended September 30, 2007 as compared with 2006. Financing income was reduced by $24.2 million and $45.4 million of premium amortization for the nine months ended September 30, 2007 and 2006, respectively, related to our predecessor finance receivables held for investment and receivables repurchased from gain on sale trusts. Excluding the premium amortization, the average yield on receivables for the nine months ended September 30, 2007 and 2006 would have been 16.3% and 17.1%, respectively.
     Other interest income decreased to $25.2 million for the nine months ended September 30, 2007 as compared to $27.2 million for the nine months ended September 30, 2006. This decrease was mainly due to a decrease in residual interest income caused by lower retained interest in securitized asset balances, partially offset by $3.0 million in gains on our retained interest in securitized assets that were realized upon the exercise of the clean-up call of receivables from a gain on sale trust, the realization of $5.1 million of previously unrealized gains on our retained interest in securitized assets and an increase in interest income received on restricted cash accounts.
     The increase in interest expense was due to both higher average debt levels and a higher cost of funds. Our effective cost of funds was 5.8% for the nine months ended September 30, 2007 as compared to 5.6% for the nine months ended September 30, 2006. This increase in our effective cost of funds was primarily due to higher interest rates on our 2006 and 2007 securitization transactions. Average debt outstanding was $3,803.9 million and $3,425.8 million for the nine months ended September 30, 2007 and 2006, respectively.
Provision for Credit Losses
     Our provision for credit losses was $193.0 million for the nine months ended September 30, 2007 as compared to $163.2 million for the nine months ended September 30, 2006. Our provision for credit losses increased as a result of the increase in size of the portfolio of finance receivables originated subsequent to the Acquisition, an increase in the average age of the portfolio and higher net charge-offs, partially offset by lower net charge-offs on our recent direct channel originations with higher expected credit quality. The increase in net charge-offs is attributable to a number of factors including higher than expected losses on receivables originated during 2006, the impact of a larger percentage of those 2006 receivables reaching the age at which higher delinquencies and losses are more likely to occur and higher mandatory charge-offs.
Servicing Income
     Servicing income decreased to $6.8 million for the nine months ended September 30, 2007 as compared to $18.1 million for the nine months ended September 30, 2006. The decrease in servicing income for the nine months ended September 30, 2007 as compared to 2006 was primarily attributable to the declining balance of our sold receivables.
Other Income
     Other income is summarized as follows:

	For the Nine Months Ended
	September 30,
	2007	2006
	(Dollars in thousands)
Customer fees	$15,118	$14,978
Losses on interest rate swap agreements	(4,077)	(2,528)
Other	(1,872)	591

Other income	$9,169	$13,041

          Customer fees increased to $15.1 million for the nine months ended September 30, 2007 as compared to $15.0 million for the nine months ended September 30, 2006 primarily due to higher owned receivable balances, partially offset by a decrease in late charges collected attributable to rising delinquencies. Our interest rate swap agreements are recognized on our consolidated balance sheet at fair value with changes in the value recorded in earnings as a component of other income. Other income decreased to an expense of $1.9 million for the nine months ended September 30, 2007 as compared to income of $0.6 million for the nine months ended September 30, 2006 primarily due to a $2.9 million loss recorded on the repurchase of receivables from a gain on sale trust during the first quarter of 2007.
Expenses
     Operating expenses were $107.9 million for the nine months ended September 30, 2007 as compared to $103.8 million for the first nine months of 2006. The $4.1 million increase in operating expenses for the nine months ended September 30, 2007 as compared to 2006 was due to higher levels of compensation and employee benefits and advertising expenses. Additionally, operating expenses for the nine months ended September 30, 2007 included $1.7 million in expenses related to the transition of certain functions to our North Richland Hills, Texas facility and a $1.6 million payment to a former chief executive officer for the repurchase of his option shares vested as of his July 2005 termination date. Operating expenses for the nine months ended September 30, 2006 included a $2.0 million charge associated with sale of extended service contracts. Annualized operating expenses as a percentage of average total managed receivables were 3.4% for the nine months ended September 30, 2007 as compared to 3.3% for the nine months ended September 30, 2006.
Income Taxes
          Income tax expense was $10.1 million for the nine months ended September 30, 2007, as compared to $12.2 million for the nine months ended September 30, 2006. Our effective income tax rate was 41.0% and 39.1% for the nine months ended September 30, 2007 and 2006, respectively. Income tax expense for the nine months ended September 30, 2007 included $650,000 recognized for the potential payment of interest in accordance with FIN 48.
Credit Quality
          We provide financing to relatively high-risk credit segments, and, therefore, anticipate a corresponding higher level of delinquencies and charge-offs.
          Provisions for credit losses are charged to operations in amounts sufficient to maintain the allowance for credit losses on the balance sheet at a level considered adequate to cover incurred credit losses related to held for investment receivables as of the date of the balance sheet. Receivables held for investment are charged-off to the allowance for credit losses at the earlier of repossession of the collateral or when the account is otherwise deemed uncollectible. Predecessor finance receivables held for investment were adjusted to fair market value in connection with the purchase transaction taking into account future expected credit losses and a required rate of return commensurate with the associated risk.
          The following table presents certain data related to our owned finance receivables:

	At September 30,	At December 31,
	2007	2006
	(Dollars in thousands)
Finance receivables held for investment	$3,158,667	$3,045,938
Allowance for credit losses	(222,527)	(195,000)

Finance receivables held for investment, net of allowance	2,936,140	2,850,938

Allowance for credit losses as a percentage of receivables	7.0%	6.4%

Predecessor finance receivables held for investment, net	551,358	849,246
Finance receivables repurchased from gain on sale trusts, net	61,381	62,659

Total owned finance receivables held for investment, net	$3,548,879	$3,762,843

     The increase in the allowance for credit losses as a percentage of receivables at September 30, 2007 as compared to December 31, 2006 was due to the continued aging of our owned finance receivables held for investment and our higher than expected losses on receivables originated in 2006. As of September 30, 2007 and December 31, 2006, finance receivables held for investment are aged, on a weighted average basis, 12.7 months and 8.0 months, respectively.
     Finance receivables that are (1) more than 30 days delinquent, but not yet in repossession, and (2) in repossession are summarized as follows:

	At September 30,		At December 31,
	2007		2006
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Delinquent contracts:
31 to 60 days	$329,192	8.6%	$269,861	6.7%
Greater than 60 days	138,137	3.6	97,332	2.4

	467,329	12.2	367,193	9.1
In repossession	19,148	0.5	17,072	0.4

	$486,477	12.7%	$384,265	9.5%

     Delinquencies in our receivables portfolio may vary from period to period based upon the average age, or seasoning of the portfolio, seasonality within the calendar year and economic factors. Due to our target customer base, a relatively high percentage of accounts become delinquent at some point in the life of a contract and there is a fairly high rate of account movement between current and delinquent status in the portfolio. Total delinquencies were higher at September 30, 2007 as compared to December 31, 2006 due, in part, to an increase in the average age of our portfolio. Specifically, as the receivables originated in 2006 increase in age, a larger percentage of that vintage is reaching the stage at which higher delinquencies and losses are more likely to occur. The Company has been and continues to investigate additional reasons for the increase in delinquencies, which may include macroeconomic factors, servicing practices and credit characteristics of the portfolio.
     We at times offer payment extensions, in accordance with our policies and guidelines, to consumers to assist them when temporary financial difficulties interfere with their ability to make scheduled payments. Our policies and guidelines, as well as certain contractual restrictions in our securitization transactions, limit the number and frequency of extensions that may be granted. An account for which all delinquent payments are extended is classified as current at the time the extension is granted, resulting in lower delinquencies. Thereafter, such account’s delinquency status is determined in the same manner as any other account.
     We evaluate the results of our extension strategies based upon the portfolio performance on accounts that have been extended versus accounts that have not been extended over the same period of time. We believe that payment extensions granted according to our policies and guidelines are an effective portfolio management technique and result in higher ultimate cash collections from the portfolio.
     Payment extensions as a percentage of owned finance receivables outstanding are summarized as follows:

	At September 30,	At December 31,
	2007	2006
	Percent	Percent
Never extended	76.7%	83.3%
Extended:
1-2 times	22.9%	16.4%
3-4 times	0.4%	0.3%

Total extended	23.3%	16.7%

Total	100.0%	100.0%

     As the finance receivables portfolio ages, more accounts become eligible for extensions. Payment extensions as a percentage of total owned finance receivables increased to 23.3% at September 30, 2007 compared with 16.7% at December 31, 2006, mainly driven by an increase in 1-2 times payment extensions, which increased to 22.9% at

September 30, 2007, as compared to 16.4% at December 31, 2006. We have guidelines concerning when accounts become eligible for extensions, including a requirement that the borrower has made a minimum of six installment payments. At September 30, 2007, nearly all of the finance receivable accounts originated during 2006 were extension-eligible. As a result, a greater proportion of extensions were granted on accounts originated in 2006 than to those accounts originated in other years. This factor, as well as the increase in the average age of the overall portfolio, contributed to the increase in the number of extensions granted. In addition, we adopted a strategy to increase the number of extensions granted as our historical data indicated that contracts extended are more likely than not to result in additional collections over the life of the contract. We continue to monitor our extension strategy, and we believe that the judicious use of payment extensions is an effective portfolio management technique.
     Payment extensions do not have a direct impact on the amount of our finance receivables charged-off and the corresponding credit quality ratios. Payment extensions may, however, impact the timing of these charge-offs in the event a previously extended account is ultimately charged-off. Additionally, the impact of payment extensions is considered in determining the allowance for credit losses and the resulting provision for credit losses.
     Charge-off data with respect to our average owned finance receivables is summarized as follows:

	For the Three Months Ended
	September 30,
	2007	2006
	(Dollars in thousands)
Repossession charge-offs	$98,066	$82,225
Less: Sales proceeds and recoveries	(54,846)	(44,777)
Mandatory charge-offs(1)	40,814	24,018

Net charge-offs(2)	$84,034	$61,466

Annualized net charge-offs as a percentage of average total owned receivables outstanding	8.8%	6.5%
Sales proceeds and recoveries as a percentage of charge-offs	39.5%	42.1%

	For the Nine Months Ended
	September 30,
	2007	2006
	(Dollars in thousands)
Repossession charge-offs	$279,875	$182,645
Less: Sales proceeds and recoveries	(171,767)	(110,686)
Mandatory charge-offs(1)	101,491	51,417

Net charge-offs(2)	$209,599	$123,376

Annualized net charge-offs as a percentage of average total owned receivables outstanding	7.2%	4.9%
Sales proceeds and recoveries as a percentage of charge-offs	45.0%	47.3%

(1)	Mandatory charge-offs represent accounts charged-off in full with no recovery amounts realized at time of charge-off.

(2)	Net charge-offs for our owned portfolio include charge-offs from our finance receivables held for investment, our predecessor finance receivables held for investment and our finance receivables repurchased from gain on sale trusts.
     Annualized net charge-offs as a percentage of our average owned finance receivables outstanding may vary from period to period based upon the credit quality of the portfolio, average age of the portfolio and economic factors. The increase in annualized net charge-offs as a percentage of average owned finance receivables to 8.8% and 7.2% for the three and nine months ended September 30, 2007 as compared to 6.5% and 4.9% for the three and nine months periods ended September 30, 2006 was due to higher charge-offs and a decrease in recoveries as a percentage of charge-offs. The increase in charge-offs was due to an increase in the average age of our portfolio, higher than expected credit losses on receivables originated in 2006 and higher mandatory charge-offs. The increase in mandatory charge-offs was due to, among other things, an increase in the average days to repossess, which resulted in a greater percentage of accounts reaching 120 days’ delinquency prior to the recovery of the collateral. The decrease in recoveries as a percentage of charge-offs was primarily due to a higher level of mandatory charge-offs.
Total Managed Information
     We evaluate the profitability of our lending activities based partly upon our total managed auto finance receivables portfolio, including both owned finance receivables and sold finance receivables. We have historically securitized our receivables in transactions that met the criteria for a sale of such receivables. The net margin and credit quality information presented below on a total managed basis assumes that securitized and sold receivables had not been sold and are still on our consolidated balance sheet. Accordingly, no gain on sale or servicing fee income would have been recognized. Instead, finance charge and fee income would be recognized over the life of the securitized receivables as accrued, and interest expense and other costs related to the asset-backed securities would be recognized as incurred.
     We use this information to analyze trends in the components of the profitability of our total managed receivables portfolio. Analysis of this data on a total managed basis helps us to determine which origination channels and finance products are most profitable, guide us in making pricing decisions for finance products and indicates if sufficient spreads exist between our revenues and cost of funds to cover operating expenses and achieve corporate profitability objectives. Additionally, total managed information facilitates comparisons of our results with other finance companies that do not securitize their receivables or other finance companies that securitize their receivables in securitization transactions that do not meet the criteria for sales of receivables. Total managed information is not a measurement of financial performance under GAAP and should not be considered as an alternative to any other measures of performance determined under GAAP.
     Beginning with our May 2005 securitization transaction, we altered the structure of our securitization transactions to no longer meet the criteria for sales of auto receivables, but instead to meet the criteria for on-balance sheet reporting. Accordingly, following a securitization accounted for as a secured financing, the receivables and the related securitization indebtedness will remain on our balance sheet. Additionally, we will recognize finance revenue and fee income on the receivables and interest expense on the securities issued in the securitization and record a provision for credit losses over the life of the securitization. As a result of this change, our provision for credit losses and our net margin increased significantly, with our provision for credit losses increasing initially at a greater rate than our net margin because we began recording a provision for credit losses upon the purchase of each contract. In addition, our securitization income decreased and net income initially decreased, with no change to our cash flows, as a result of this accounting change.
     Our average total managed finance receivables outstanding are summarized as follows:

	For the Three Months Ended
	September 30,
	2007	2006
	(Dollars in thousands)
Average owned finance receivables, carrying value	$3,809,512	$3,790,230
Average sold finance receivables	245,637	674,910

Average total managed finance receivables	$4,055,149	$4,465,140

	For the Nine Months Ended
	September 30,
	2007	2006
	(Dollars in thousands)
Average owned finance receivables, carrying value	$3,874,214	$3,340,870
Average sold finance receivables	314,420	844,274

Average total managed finance receivables	$4,188,634	$4,185,144

Total Managed Net Interest Margin
     Net interest margin for our total managed receivables portfolio are summarized as follows:

	For the Three Months Ended
	September 30,
	2007	2006
	(Dollars in thousands)
Financing income and customer fees	$161,541	$196,356
Interest expense	(59,667)	(69,100)

Net interest margin	$101,874	$127,256

	For the Nine Months Ended
	September 30,
	2007	2006
	(Dollars in thousands)
Financing income and customer fees	$520,686	$550,937
Interest expense	(174,935)	(167,006)

Net interest margin	$345,751	$383,931

     Reconciliation of net interest margin as reflected in our consolidated statements of income to total managed net interest margin is summarized as follows:

	For the Three Months Ended
	September 30,
	2007	2006
	(Dollars in thousands)
Net margin as reflected on the consolidated statements of income	$100,493	$106,529
Other interest income	(8,339)	(8,759)
Financing revenue on sold receivables	3,429	27,945
Interest expense on sold receivables	(601)	(5,526)
Losses on interest rate swaps	(4,295)	(8,092)
Premium amortization	6,602	9,952
Customer fees	4,585	5,207

Total managed net interest margin	$101,874	$127,256

	For the Nine Months Ended
	September 30,
	2007	2006
	(Dollars in thousands)
Net margin as reflected on the consolidated statements of income	$309,623	$266,994
Other interest income	(25,239)	(27,199)
Financing revenue on sold receivables	31,617	106,536
Interest expense on sold receivables	(5,513)	(20,219)
Losses on interest rate swaps	(4,077)	(2,528)
Premium amortization	24,222	45,369
Customer fees	15,118	14,978

Total managed net interest margin	$345,751	$383,931

     Net interest margin as a percentage of average total managed receivables is summarized as follows:

	For the Three Months
	Ended
	September 30,
	2007	2006
	(Dollars in
	Thousands)
Annualized finance income and customer fees	15.9%	17.6%
Annualized interest expense	(5.9)	(6.2)

Annualized net interest margin as a percentage of average total managed receivables	10.0%	11.4%

	For the Nine Months
	Ended
	September 30,
	2007	2006
	(Dollars in
	Thousands)
Annualized finance income and customer fees	16.6%	17.6%
Annualized interest expense	(5.6)	(5.3)

Annualized net interest margin as a percentage of average total managed receivables	11.0%	12.3%

     Annualized net interest margin as a percentage of average total managed receivables decreased to 10.0% and 11.0% for the three and nine months ended September 30, 2007, respectively, as compared to 11.4% and 12.3% for the three and nine months ended September 30, 2006, respectively. This decrease was mainly due to a greater volume of loans in our direct channel to customers with higher expected credit quality. The changes in interest expense was primarily due to higher interest rates in our 2006 and 2007 securitization transactions partially offset by the impact of losses on our interest rate swap agreements . Excluding losses on our interest rate swaps, annualized net interest margin as a percentage of average total managed receivables would have been 10.5% and 11.1%, for the three and nine months ended September 30, 2007, respectively, and 12.1% and 12.3% for the three and nine months ended September 30, 2006, respectively.
Total Managed Credit Quality
     We have periodically sold receivables in securitization transactions to Trusts and retained an interest in the receivables sold in the form of retained interest in securitized assets. Retained interests in securitized assets are reflected on our balance sheet at fair value, calculated based upon the present value of estimated excess future cash flows from the Trusts using, among other assumptions, probable future cumulative credit losses on the receivables sold. Charge-offs of receivables that have been sold to Trusts decrease the amount of excess future cash flows from the Trusts. If such charge-offs are expected to exceed our original probable cumulative credit losses, the fair value of retained interest in securitized assets could be written down through an impairment charge to earnings.
     Certain data related to our total managed receivables finance receivable portfolio are summarized as follows:

	At September 30, 2007
	Owned	Sold	Total Managed
	(Dollars in thousands)
Owned finance receivables, unpaid principal balance	$3,829,311	$—	$3,829,311
Sold finance receivables	—	222,874	222,874

Total managed finance receivables	$3,824,311	$222,874	$4,052,185

Number of outstanding contracts	264,167	29,502	293,669

Average principal amount of outstanding contracts (in dollars)	$14,496	$7,555	$13,798

	At December 31, 2006
	Owned	Sold	Total Managed
	(Dollars in thousands)
Owned finance receivables, unpaid principal balance	$4,032,551	$—	$4,032,551
Sold finance receivables	—	484,818	484,818

Total managed finance receivables	$4,032,551	$484,818	$4,517,369

Number of outstanding contracts	264,559	55,802	320,361

Average principal amount of outstanding contracts (in dollars)	$15,243	$8,688	$14,101

     Receivables that are (1) more than 30 days delinquent, but not yet in repossession, and (2) in repossession are summarized as follows:

	At September 30, 2007
	Owned		Sold		Total Managed
Delinquent contracts:	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
31 to 60 days	$329,192	8.6%	$27,256	12.2%	$356,448	8.8%
Greater than 60 days	138,137	3.6	10,739	4.8	148,876	3.7

	467,329	12.2	37,995	17.0	505,324	12.5
In repossession	19,148	0.5	2,439	1.1	21,587	0.5

	$486,477	12.7%	$40,434	18.1%	$526,911	13.0%

	At December 31, 2006
	Owned		Sold		Total Managed
Delinquent contracts:	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
31 to 60 days	$269,861	6.7%	$51,827	10.7%	$321,688	7.1%
Greater than 60 days	97,332	2.4	17,970	3.7	115,302	2.6

	367,193	9.1	69,797	14.4	436,990	9.7
In repossession	17,072	0.4	4,819	1.0	21,891	0.5

	$384,265	9.5%	$74,616	15.4%	$458,881	10.2%

     Delinquencies in our total managed receivables portfolio may vary from period to period based upon credit quality, the average age of the portfolio, seasonality within the calendar year and economic factors. Delinquencies for our total managed portfolio were higher at September 30, 2007 as compared to December 31, 2006 due, in part, to an increase in the average age of our portfolio. Specifically, as the receivables originated in 2006 increase in age, a larger percentage of that vintage is reaching the stage at which higher delinquencies and losses are more likely to occur. The Company has been and continues to investigate additional reasons for the increase in delinquencies, which may include macroeconomic factors, servicing practices and credit characteristics of the portfolio.
     We at times offer payment extensions, in accordance with our policies and guidelines, to consumers to assist them when temporary financial difficulties interfere with their ability to make scheduled payments. Our policies and guidelines, as well as certain contractual restrictions in our securitization transactions, limit the number and frequency of extensions that may be granted. An account for which all delinquent payments are extended is classified as current at the time the extension is granted. Thereafter, such account is aged based on the timely payment of future installments in the same manner as any other account, resulting in lower delinquencies.
     We evaluate the results of our extension strategies based upon the portfolio performance on accounts that have been extended versus accounts that have not been extended over the same period of time. We believe that payment extensions granted according to our policies and guidelines are an effective portfolio management technique and result in higher ultimate cash collections from the portfolio.

     The following is a summary of payment extensions as a percentage of owned, sold and total managed receivables outstanding:

	At September 30, 2007
	Owned	Sold	Total Managed
Never extended	76.7%	47.6%	75.1%
Extended:
1-2 times	22.9%	46.9%	24.2%
3-4 times	0.4%	5.5%	0.7%

Total extended	23.3%	52.4%	24.9%

Total	100.0%	100.0%	100.0%

	At December 31, 2006
	Owned	Sold	Total Managed
Never extended	83.3%	53.1%	80.1%
Extended:
1-2 times	16.4%	43.8%	19.3%
3-4 times	0.3%	3.1%	0.6%

Total extended	16.7%	46.9%	19.9%

Total	100.0%	100.0%	100.0%

     As the total managed finance receivables portfolio ages, more accounts become eligible for extensions. We have guidelines concerning when accounts become eligible for extensions, including a requirement that the borrower has made a minimum of six installment payments. At September 30, 2007, nearly all of the finance receivable accounts originated during 2006 were extension-eligible. As a result, a greater proportion of extensions were granted on accounts originated in 2006 than to those accounts originated in other years. This factor, as well as the increase in the average age of the overall portfolio, contributed to the increase in the number of extensions granted. In addition, we adopted a strategy to increase the number of extensions granted as our historical data indicated that contracts extended are more likely than not to result in additional collections over the life of the contract. At September 30, 2007 and December 31, 2006, our sold receivables portfolio was more seasoned than our owned receivables and therefore, had a higher level of extensions. We continue to monitor our extension strategy, and we believe that the judicious use of payment extensions is an effective portfolio management technique.
     Payment extensions do not have a direct impact on the amount of our finance receivables charged-off and the corresponding credit quality ratios. Payment extensions may, however, impact the timing of these charge-offs in the event a previously extended account is ultimately charged-off. Additionally, the impact of payment extensions is considered in determining the allowance for credit losses and the resulting provision for credit losses.

     Charge-off data with respect to our finance receivables portfolio is summarized as follows:

	For the Three Months Ended
	September 30,
	2007	2006
	(Dollars in thousands)
Owned:
Repossession charge-offs	$98,066	$82,225
Less: Sales proceeds and recoveries	(54,846)	(44,777)
Mandatory charge-offs(1)	40,814	24,018

Net charge-offs(2)	$84,034	$61,466

Sold:
Charge-offs	$11,019	$26,087
Less: Sales proceeds and recoveries	(6,122)	(11,914)
Mandatory charge-offs(1)	—	—

Net charge-offs	$4,897	$14,173

Total Managed:
Repossession charge-offs	$109,085	$108,312
Less: Sales proceeds and recoveries	(60,968)	(56,691)
Mandatory charge-offs(1)	40,814	24,018

Net charge-offs	$88,931	$75,639

Annualized net charge-offs as a percentage of average total managed receivables outstanding	8.8%	6.8%
Sales proceeds and recoveries as a percentage of charge-offs	40.7%	42.8%

	For the Nine Months Ended
	September 30,
	2007	2006
	(Dollars in thousands)
Owned:
Repossession charge-offs	$279,875	$182,645
Less: Sales proceeds and recoveries	(171,767)	(110,686)
Mandatory charge-offs(1)	101,491	51,417

Net charge-offs(2)	$209,599	$123,376

Sold:
Charge-offs	$34,152	$87,809
Less: Sales proceeds and recoveries	(18,654)	(45,404)
Mandatory charge-offs(1)	—	—

Net charge-offs	$15,498	$42,405

Total Managed:
Repossession charge-offs	$314,027	$270,454
Less: Sales proceeds and recoveries	(190,421)	(156,090)
Mandatory charge-offs(1)	101,491	51,417

Net charge-offs	$225,097	$165,781

Annualized net charge-offs as a percentage of average total managed receivables outstanding	7.2%	5.3%
Sales proceeds and recoveries as a percentage of charge-offs	45.8%	48.5%

(1)	Mandatory charge-offs represent accounts charged-off in full with no recovery amounts realized at time of charge-off.

(2)	Net charge-offs for our owned portfolio include charge-offs from our finance receivables held for investment, our predecessor finance receivables held for investment and our finance receivables repurchased from gain on sale trusts.
     Annualized net charge-offs as a percentage of our average total managed finance receivables outstanding may vary from period to period based upon the credit quality of the portfolio, average age of the portfolio and economic factors. The increase in annualized net charge-offs as a percentage of average total managed finance receivables to 8.8% and 7.2% for the three and nine months ended September 30, 2007, respectively, as compared to 6.8% and 5.3% for the three and nine months ended September 30, 2006, respectively, was due to higher charge-offs and a decrease in recoveries as a percentage of charge-offs. The increase in charge-offs was due to an increase in the average age of our portfolio, higher than expected credit losses on receivables originated in 2006 and higher mandatory charge-offs. The increase in mandatory charge-offs was due to, among other things, an increase in the average days to repossess which resulted in a greater percentage of accounts reaching 120 days’ delinquency prior to the recovery of the collateral. The decrease in recoveries as a percentage of charge-offs was primarily due to a higher level of mandatory charge-offs.
Liquidity and Capital Resources
General
     Our primary sources of cash are borrowings on our warehouse and residual loan facilities, securitization notes payable and senior notes payable. Our primary uses of cash are purchases of receivables, operating costs and expenses and funding credit enhancement requirements for securitization transactions and debt service requirements.
     Net cash provided by operating activities was $228.1 million and $179.8 million during the nine months ended September 30, 2007 and 2006, respectively. Cash flows from operating activities are affected by net income as adjusted for non-cash items, including depreciation and amortization, provisions for credit losses, accretion of present value discount and deferred income taxes. The $228.1 million of cash flows provided by operating activities for the nine months ended September 30, 2007 was primarily due to $14.6 million of net income adjusted by $193.0 million of provision for credit losses. The $179.8 million of cash flows provided by operating activities for the nine months ended September 30, 2006 was primarily due to $19.0 million of net income adjusted by $163.2 million of provision for credit losses.
     Net cash provided by (used in) investing activities was $38.7 million and ($1,390.1) million for the nine months ended September 30, 2007 and 2006, respectively. Cash flows from investing activities are highly dependent upon purchases of and collections on finance receivables held for investment. During the nine months ended September 30, 2007, net cash provided by investing activities included $1,130.2 million in collections on finance receivables held for investment, offset by $1,054.9 million related to purchases of finance receivables held for investment and $93.7 million related to repurchases from a gain on sale trust. During the nine months ended September 30, 2006, net cash used in investing activities included $2,223.1 million in purchases of finance receivables held for investment and $131.0 million in repurchases from a gain on sale trust partially offset by $941.3 million in collections on finance receivables held for investment.
     Net cash (used in) provided by financing activities was ($271.3) million and $1,217.8 million for the nine months ended September 30, 2007 and 2006, respectively. Cash flows from financing activities reflect the net change in amounts required to be borrowed under our various revolving and term borrowing facilities. The $271.3 million of cash used in financing activities for the nine months ended September 30, 2007 was due to $1,084.7 million in payments on securitization notes, and $30.0 million in redemption of preferred stock partially offset by $775.1 million in issuance of securitization notes. Additionally, we elected to repay $57.0 million on our residual credit facilities during the nine months ended September 30, 2007. The $1,217.8 million of cash provided by financing activities for the nine months ended September 30, 2006 was due to $1,737.9 million in proceeds from issuance of securitization notes, partially offset by $800.3 million in payments on securitization notes.
     At September 30, 2007, we had two warehouse lending facilities, each with a different lender, and two residual facilities, each with one of the lenders under our warehouse facilities. We used borrowings under these facilities initially to fund a portion of the purchase price of the Acquisition and to repay amounts due to Ford Credit. The warehouse facilities fund most of our ongoing origination and acquisition of contracts, and the residual facilities provide us with working capital. Special purpose subsidiaries are the borrowers under these facilities. The termination dates for the two warehouse facilities are different, as are the termination dates for the two residual facilities. However, for each lender, the warehouse facility and residual facility terminate on the same date.
     The Company’s warehouse and residual loan facilities with Goldman Sachs Mortgage Company, due October 2007, were paid off on October 26, 2007. The funds necessary to pay off the facilities were obtained through the transfer of collateral to, and simultaneous additional advances on the Company’s other warehouse and residual facilities, due April 2009. The Company has requested and received a temporary increase in its other warehouse facility. Additionally, the Company has selected another warehouse lender and is currently working with that lender to document the transaction. The Company expects to have this additional facility in place by the end of the fourth quarter.
     Based on our anticipated level of originations, we believe our cash flow from operations, available cash and available borrowings under our warehouse and residual facilities will provide us with sufficient liquidity to fund originations on an interim basis until a sufficient amount of receivables can be pooled together for subsequent securitizations. We plan to continue to access the securitization market on a frequent basis which will provide us with additional liquidity.
     Contractual and Long-Term Debt Obligations
     Contractual and long-term debt obligations are fully described in “Item 7. Management’s Discussion and Analysis of Financial Condition and Result of Operations” contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 and there have been no material changes.
Securitizations
     We completed eleven auto receivables securitization transactions from August 2002 through September 30, 2007. In these transactions, we securitized approximately $10.2 billion of automobile receivables, issuing $9.3 billion of class A notes. The proceeds from the transactions were primarily used to repay borrowings outstanding under our previous intercompany credit facility with Ford Credit and our existing warehouse facilities.
     We have pursued a strategy of securitizing our receivables to diversify our funding, improve liquidity and obtain a cost-effective source of funds for the purchase of additional automobile finance contracts. In general, we believe that the securitization program provides us with necessary working capital at rates that are much lower than we could obtain through our own unsecured or secured corporate debt obligations.
     At September 30, 2007, none of our securitizations had delinquency or net loss ratios in excess of the targeted levels that would require an increase in credit enhancement and diversion of excess cash flow. Deterioration in the economy could cause one or more of the ratios to exceed the targeted levels, resulting in stress on our liquidity position. If that occurred, we could be required to significantly decrease contract origination activities, and implement other significant expense reductions, if securitization distributions to us are materially decreased for a prolonged period of time.
     We believe that we will continue to require the execution of securitization transactions, along with borrowings under our warehouse and residual facilities, in order to fund our future liquidity needs. There can be no assurance that funding will be available to us through these sources or, if available, that it will be on terms acceptable to us. If these sources of funding are unavailable to us on a regular basis, we may be required to significantly decrease contract origination activities and implement significant expense reductions, all of which may have a material adverse affect on our ability to achieve our business and financial objectives.
     During 2005, 2006 and 2007 we completed two, three and one securitizations, respectively. Our last securitization was in May 2007. Subject to market conditions and origination volume, we presently expect to complete periodic securitizations.
Off-Balance Sheet Arrangements
     Prior to our May 2005 securitization transaction, we structured our securitization transactions to meet the criteria for sales of finance receivables. Under this structure, notes issued by our unconsolidated qualified special purpose finance subsidiaries are not recorded as a liability on our consolidated balance sheets. Beginning with the securitization completed in May 2005, our securitization transactions are being structured to meet the criteria for on-balance sheet reporting.

Recent Accounting Pronouncements
     In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115” (“SFAS 159”) which provides companies with an option to report selected financial assets and liabilities at fair value. The standard’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We are currently evaluating the effect, if any, of the adoption of SFAS 159 on our consolidated financial statements.
     In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the effect, if any, of the adoption of SFAS 157 on our consolidated financial statements.
ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
General
     Our earnings are affected by changes in interest rates as a result of our dependence upon the issuance of fixed and variable rate securities and the incurrence of variable rate debt to fund the purchase of auto finance contracts. Fluctuations in market interest rates impact the interest payments required under our warehouse and residual facilities, as well as the interest to be paid in future securitization transactions. We may utilize several strategies to minimize the impact of interest rate fluctuations on our net interest income, including the use of derivative financial instruments and the regular securitization of auto finance contracts.
Warehouse and Residual Facilities
     In our contract origination process, we purchase auto finance contracts and make loans that bear fixed interest rates and are pledged to secure borrowings under our warehouse facilities. Amounts borrowed under our warehouse facilities will bear variable interest rates. We intend to utilize our warehouse facilities to fund receivables until we accumulate a portfolio of sufficient size to securitize. To mitigate the risk of fluctuations in interest rates prior to a securitization, we have and will continue to enter into forward-starting swap agreements on a periodic basis. If interest rates are above the forward-starting swap rate on the pricing date of a securitization, the purchaser of the forward-starting swap agreement will pay us for the increase in interest rates. Likewise, if interest rates are below the locked rate on the pricing date of a securitization, we will pay the purchaser of the forward-starting swap agreement for the decrease in interest rates. Therefore, regardless of whether interest rates increase or decrease between the date auto finance contracts are originated and the date these contracts are securitized, we will have locked in the cost of funds on outstanding notional amounts and the gross interest rate spread of our auto finance contracts. Unlike traditional swaps, a forward-starting swap has only one cash exchange at settlement. We may also utilize a swaption collar strategy. In this strategy, we buy a payer swaption and sell a receiver swaption, thereby limiting our cost of funds to an upper and lower bound, or strike level. We will make payment if interest rates fall below the lower strike rate and receive a payment if interest rates rise above the higher strike rate. If rates remain between the upper and lower strike rates, then no payment is made. Other derivative financial instruments may be utilized if considered advantageous by us in managing the risk of interest rate fluctuations.
     Our residual facilities are indexed to the one-month London Interbank Offered Rate (“LIBOR”) and are secured by residual assets pledged to the facilities. Additionally, the residual facilities bear varying spreads to LIBOR depending upon the amount advanced in the residual facilities and the value of the pledged residual assets. The value of the pledged residual assets will be regularly assessed based on expected future cash flows. Changes in market interest rates could change the discount rate used to value the pledged residual assets and alter the value of the residual assets and cause the agreed upon spread to LIBOR to increase or decrease. We intend to utilize the residual facilities to provide credit enhancements and support our working capital needs and may utilize derivative financial instruments to minimize the risk of interest rate fluctuations if deemed appropriate.
Securitizations
     We plan to access the securitization market on a frequent basis to provide for long-term funding of our auto finance contracts. The interest rates demanded by investors in our future securitization transactions will depend on prevailing market interest rates for comparable transactions and the general interest rate environment. We may utilize several strategies to minimize the impact of interest rate fluctuations on our net interest income, including the use of derivative financial instruments, the regular securitization of auto finance contracts and pre-funding securitizations.
     In our securitization transactions, we sell fixed rate auto finance contracts to Trusts that then issue either fixed rate or floating rate securities to investors. The fixed rates on securities issued by the Trusts are indexed to market interest rate swap spreads for transactions of similar duration and do not fluctuate during the term of the securitization. The floating rates on securities issued by the Trusts are indexed to LIBOR and fluctuate periodically based on movements in LIBOR. We may be required to utilize derivative financial instruments, such as interest rate swap agreements, to convert variable rate exposures of the Trusts on these floating rate securities to fixed rates, thereby locking in the gross interest rate spread to be earned by the Trusts over the life of each securitization. Derivative financial instruments purchased by us would not impact the amount of cash flows to be received by holders of the asset-backed securities issued by the Trusts. These instruments would serve to offset the impact of increased or decreased interest paid by the Trusts on floating rate asset-backed securities and, therefore, the cash flows to be received by us from the Trusts.
     We may also pre-fund securitizations, thereby allowing us to lock in borrowing costs with respect to auto finance contracts subsequently delivered to the Trusts. To pre-fund a securitization, we will issue more asset-backed securities than necessary to cover auto finance contracts initially sold or pledged to the Trust. The proceeds from the pre-funded portion are held in an escrow account until additional auto finance contracts are delivered to the Trust in amounts up to the pre-funded balance held in the escrow account. We will incur an expense in pre-funded securitizations during the period between the initial securitization and the subsequent delivery of auto finance contracts equal to the difference between the interest earned on the proceeds held in the escrow account and the interest rate paid on the asset-backed securities outstanding.
Interest Rate Swap Agreements
     We periodically enter into interest rate swap agreements whereby we pay a fixed interest rate and receive a variable interest rate. If interest rates increase and are above the starting-swap rate on the settlement date, the market value of the forward-starting swap is positive, and we will receive an amount from the counterparty equal to such market value. Likewise, if the market value is negative on the settlement date, we will pay an amount to the counterparty equal to such market value. These agreements are intended to ensure the economics of future securitization transactions and minimize the risk of interest rate fluctuations on our gross interest rate margin prior to the execution of securitization transactions.
ITEM 4. CONTROLS AND PROCEDURES
     The Company maintains disclosure controls and procedures that are designed to ensure that information to be disclosed in the reports it files under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Such controls include those designed to ensure that information for disclosure is communicated to management, including the Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”), as appropriate, to allow timely decisions regarding required disclosure.
     The CEO and CFO, with the participation of management, have evaluated the effectiveness of the Company’s disclosure controls and procedures as of September 30, 2007. Based on their evaluation, they have concluded that the disclosure controls and procedures were effective.

     No changes were made in the Company’s internal controls over financial reporting during the quarter ended September 30, 2007, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.
PART II. OTHER INFORMATION
ITEM 1. LEGAL PROCEEDINGS
     As a consumer finance company, we are subject to various consumer claims and litigation seeking damages and statutory penalties, based upon, among other things, usury, disclosure inaccuracies, wrongful repossession, wrongful collection procedures, violations of bankruptcy stay provisions, certificate of title disputes, fraud and breach of contract. Some litigation against us may take the form of class action lawsuits by consumers. As the assignee of finance contracts originated by dealers, we may also be named as a co-defendant in lawsuits filed by consumers principally against dealers. The damages and penalties claimed by consumers in these types of matters can be substantial. The relief requested by the plaintiffs varies, but includes requests for compensatory, statutory and punitive damages.
     We believe that we have taken prudent steps to address the litigation risks associated with our business activities. We are vigorously defending the litigation against us and, while we are unable to estimate a range of possible losses with respect to our pending litigation due to the preliminary stages of most of our proceedings, we do not believe that the outcome of these proceedings, individually or in the aggregate, will have a material effect on our financial condition, results of operations or cash flows.
ITEM 1A. RISK FACTORS
     Risk factors are fully described in Item 1A contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 and there have been no material changes.
ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS
     None.
ITEM 3. DEFAULTS UPON SENIOR SECURITIES
     Not applicable.
ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
     None.
ITEM 5. OTHER INFORMATION
     None.

ITEM 6. EXHIBITS
EXHIBIT INDEX

EXHIBIT
NO.	DESCRIPTION

2.1	Stock Purchase Agreement, dated as of December 23, 2004, among Triad Holdings Inc., Triad Acquisition Corp. and Fairlane Credit LLC (incorporated herein by reference to Exhibit 2.1 to the Registration Statement on Form S-4/A of Triad Financial Corporation, filed on November 15, 2005 (File No. 333-126538)).

3.1	Third Amended and Restated Articles of Incorporation of Triad Financial Corporation. (incorporated herein by reference to Exhibit 3.1 on Form 10-Q of Triad Financial Corporation, filed on August 11, 2006 (File No. 333-65107)).

3.2	Third Amended and Restated Bylaws of Triad Financial Corporation (incorporated herein by reference to Exhibit 3.2 to the Registration Statement on Form S-4 of Triad Financial Corporation, filed on July 12, 2005 (File No. 333-126538)).

4.1	Indenture, dated as of April 29, 2005, among Triad Acquisition Corp. and JPMorgan Chase Bank, N.A., as Trustee (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S-4 of Triad Financial Corporation, filed on July 12, 2005 (File No. 333-126538)).

4.2	Supplemental Indenture, dated as of April 29, 2005, among Triad Financial Corporation and JPMorgan Chase Bank, N.A., as Trustee (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on Form S-4 of Triad Financial Corporation, filed on July 12, 2005 (File No. 333-126538)).

4.3	Exchange and Registration Rights Agreement, dated as of April 29, 2005, among Triad Acquisition Corp. and Goldman, Sachs & Co., and Citigroup Global Markets Inc., as representatives of the several Purchasers (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-4 of Triad Financial Corporation, filed on July 12, 2005 (File No. 333-126538)).

4.4	Form of Senior Note (attached as exhibit to Exhibit 4.1).

10.1	Employment Agreement, dated as of April 29, 2005, between the Company and James M. Landy (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-4 of Triad Financial Corporation, filed on July 12, 2005 (File No. 333-126538)).*

10.2	Employment Agreement, dated as of November 11, 2005, between the Company and Chris A. Goodman (incorporated herein by reference to Exhibit 10.2 on Form 10-K of Triad Financial Corporation, filed on March 31, 2006 (File No. 333-126538)).*

10.3	Management Agreement, dated as of April 29, 2005, among the Company, Triad Holdings, LLC, Triad Holdings Inc. and Hunter’s Glen/Ford Ltd (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form S-4 of Triad Financial Corporation, filed on July 12, 2005 (File No. 333-126538)).

10.4	Warehouse Lending Agreement, dated as of April 29, 2005, among the Company, Triad Financial Warehouse Special Purpose LLC, Triad Automobile Receivables Warehouse Trust, JPMorgan Chase Bank, as Collection Account Bank and Citigroup Global Markets Realty Corp., as lender (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form S-4 of Triad Financial Corporation, filed on July 12, 2005 (File No. 333-126538)).

EXHIBIT
NO.	DESCRIPTION

10.5	Warehouse Lending Agreement, dated as of April 29, 2005, among the Company, Triad Financial Warehouse Special Purpose LLC, Triad Automobile Receivables Warehouse Trust, JPMorgan Chase Bank, as Collection Account Bank and Goldman Sachs Mortgage Company, as lender (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form S-4 of Triad Financial Corporation, filed on July 12, 2005 (File No. 333-126538)).

10.6	Master Residual Loan Agreement, dated as of April 29, 2005, among Triad Financial Residual Special Purpose LLC, JPMorgan Chase Bank, N.A., as Collection Account Bank and Citigroup Global Markets Realty Corp (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form S-4 of Triad Financial Corporation, filed on July 12, 2005 (File No. 333-126538)).

10.7	Master Residual Loan Agreement, dated as of April 29, 2005, among Triad Financial Residual Special Purpose LLC, JPMorgan Chase Bank, N.A., as Collection Account Bank and Goldman Sachs Mortgage Company (incorporated herein by reference to Exhibit 10.6 to the Registration Statement on Form S-4 of Triad Financial Corporation, filed on July 12, 2005 (File No. 333-126538)).

10.8	Registration Rights Agreement dated as of April 29, 2005 among Triad Holdings Inc. and certain holders of common stock (incorporated herein by reference to Exhibit 10.7 to the Registration Statement on Form S-4 of Triad Financial Corporation, filed on July 12, 2005 (File No. 333-126538)).

10.9	Stockholders Agreement, dated as of April 29, 2005, among Triad Holdings Inc., Triad Holdings, LLC and James M. Landy (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form S-4 of Triad Financial Corporation, filed on July 12, 2005 (File No. 333-126538)).

10.10	Limited Liability Company Agreement of Triad Holdings, LLC (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on Form S-4 of Triad Financial Corporation, filed on July 12, 2005 (File No. 333-126538)).

10.11	HFI Loan and Security Agreement, dated as of April 29, 2005, between the Company and Ford Motor Credit Company (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on Form S-4 of Triad Financial Corporation, filed on July 12, 2005 (File No. 333-126538)).

10.12	Carl B. Webb Compensation Arrangement (incorporated herein by reference to Exhibit 10.11 to the Registration Statement on Form S-4 of Triad Financial Corporation, filed on July 12, 2005 (File No. 333-126538)).*

10.13	Amendment No. 2, dated as of March 15, 2007, to the Warehouse Lending Agreement, dated as of April 29, 2005, among the Company, Triad Financial Warehouse Special Purpose LLC, Triad Automobile Receivables Warehouse Trust, The Bank of New York (as successor-in-interest to JPMorgan Chase Bank, N.A.), as Collection Account Bank, and Citigroup Global Markets Realty Corp., as lender (incorporated herein by reference to Exhibit 10.1 on Form 8-K of Triad Financial Corporation, filed on March 20, 2007 (File No. 333-65107)).

10.14	Amendment No. 1, dated as of March 15, 2007, to the Master Residual Loan Agreement, dated as of April 29, 2005, among Triad Financial Residual Special Purpose LLC, The Bank of New York (as successor-in-interest to JPMorgan Chase Bank, N.A.), as Collection Account Bank, and Citigroup Global Markets Realty Corp (incorporated herein by reference to Exhibit 10.2 on Form 8-K of Triad Financial Corporation, filed on March 20, 2007 (File No. 333-65107)).

EXHIBIT
NO.	DESCRIPTION

10.15	Consulting agreement dated as of July 31, 2007, between the Company and Carl B. Webb. +

21.1	Subsidiaries of the Company (incorporated herein by reference to Exhibit 21.1 to the Registration Statement on Form S-4 of Triad Financial Corporation, filed on July 12, 2005 (File No. 333-126538)).

31.1	Certification of Chief Executive Officer (Section 302 Certification).+

31.2	Certification of Principal Financial Officer (Section 302 Certification).+

32	Certification of Periodic Financial Report (Section 906 Certification).+

*	Management contract or compensatory plan or arrangement.

+	Filed herewith

SIGNATURES
     Pursuant to the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized:

Date: November 9, 2007	/s/ Daniel D. Leonard
Daniel D. Leonard
President & Chief Executive Officer

Date: November 9, 2007	/s/ Mike L. Wilhelms
Mike L. Wilhelms
Senior Vice President & Chief Financial Officer